Exhibit 99.3

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER AND
REORGANIZATION

BY AND AMONG

TELLABS, INC.,

VENICE ACQUISITION CORP.,

VIVACE NETWORKS, INC.,

KENNETH KOENIG, AS
STOCKHOLDER REPRESENTATIVE AND, WITH RESPECT
TO ARTICLE VII ONLY, LASALLE BANK NATIONAL
ASSOCIATION, AS ESCROW AGENT

Dated as of May 12, 2003

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TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

INDEX OF EXHIBITS

Exhibit A-1	Stockholders Executing Voting Agreements
Exhibit A-2	Form of Voting Agreement
Exhibit B	Release
Exhibit C	Schedule of Escrow Contributions
Exhibit D	Employee Retention Incentive Program
Exhibit E	Form of Legal Opinion
Exhibit F	Escrow Agent Fee Schedule

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EXECUTION COPY

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

     This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (“Agreement”) is made and entered into as of May 12, 2003, among Tellabs, Inc., a Delaware corporation (“Parent”), Venice Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Vivace Networks, Inc., a Delaware corporation (the “Company’), Kenneth Koenig as Stockholder Representative (the “Stockholder Representative”) and, with respect to Article VII only, La Salle Bank National Association as Escrow Agent. Parent, the Company, and Merger Sub are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth herein;

     WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in the best interest of their respective stockholders;

     WHEREAS, in order to induce Parent and Merger Sub to enter into this Agreement, concurrently herewith (a) the directors of the Company and the Company Stockholders set forth on Exhibit A-1 (the “Voting Agreement Stockholders”) are entering into agreements with Parent dated as of the date hereof (the “Voting Agreements”), in the form of the attached Exhibit A-2, pursuant to which, among other things, each such director and stockholder has agreed to vote in favor of the adoption of this Agreement and the approval of the Merger, and (b) each officer and director of the Company, and certain stockholders of the Company, are entering into Releases, in the form of the attached Exhibit B.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

     1.1 Definitions.

               (a) The following terms are defined in the text of this Agreement:

	Section
Defined Terms	Reference

2001 Audited Financial Statements	2.6
2002 Audited Financial Statements	6.2	(k)
Accounts Receivable	2.32
Acquired Company Agreements	2.22
Acquired Company Business	2.15	(a)
Acquired Company Intellectual Property	2.15	(a)
Acquired Company Permits	2.8
Acquired Company Products	2.15	(a)
Acquired Company Registered Intellectual Property Rights	2.15	(b)
Acquisition Proposal	4.2
Agreement	Preamble
Ancillary Agreements	2.4	(a)
Assumed Warrant	5.1	(b)
Audited Financial Statements	2.6
Balance Sheet	2.6
Balance Sheet Date	2.6
Basket Amount	7.2	(h)
Certificate of Merger	1.3
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Charter	2.1
Company Charter Documents	2.1
Company Indemnified Parties	5.15
Company Letter	Article II
Company Proprietary Information Agreement	2.15	(g)
Company Stock Option Plan	2.3	(c)
Company Stockholder Vote	5.3
Company Subsidiary	2.2
Confidentiality Agreement	5.5
Continuing Employees	5.14
Copyrights	2.15	(a)
Covered Event or Covered Events	7.2	(a)
Covered Parties	7.2	(a)
December 31 Financial Statements	1.8	(a)
Dissenting Shares	1.8	(a)
Dissenting Stockholder	1.8	(b)
DOJ	5.10
Effective Time	1.3
Employee Retention Incentive Program	6.1	(i)
Environmental Claim	2.14
Environmental Laws	2.14
Escrow Agent	7.2	(b)
Escrow Cash	1.7	(c)
Escrow Distribution Notice	7.2	(c)
Escrow Fund	7.2	(b)

	Section
Defined Terms	Reference

Escrow Period	7.2	(c)
Escrow Termination Time	7.1
Excess Appraisal Payments	1.8	(d)
Excess Transaction Expenses	7.2	(a)
Financial Statements	2.6
FTC	5.10
Hazardous Materials	2.14
Information Statement	2.9
Insurance Policies	2.23
Intellectual Property Rights	2.15	(a)
Interim Financing	4.3
Leased Real Property	2.18
Loss or Losses	7.2	(a)
March 31 Financial Statements	2.6
Maskworks	2.15	(a)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Common Stock	1.7	(f)
Officer’s Certificate	7.2	(e)
Open Source Materials	2.15	(w)
Parent	Preamble
Parent SEC Documents	3.4
Party and Parties	Preamble
Patents	2.15	(a)
Payment Agent	1.9	(a)
Permitted Lien	2.7	(c)
PTO	2.15	(b)
Registered Intellectual Property Rights	2.15	(a)
Remaining Portion	7.2	(b)
Replacement Option	5.1	(a)
Returns	2.10	(b)
Stockholder Meeting	2.9
Stockholder Representative	Preamble
Surviving Corporation	1.2
Tax or Taxes	2.10	(a)
Technology	2.15	(a)
Third Party Expenses	9.2
Trademarks	2.15	(a)
Trade Secrets	2.15	(a)
Unaudited Financial Statements	2.6
Voting Agreement Stockholders	Recitals
Voting Agreements	Recitals

               (b) As used in this Agreement, the following terms have the following meanings (terms defined in this Agreement in the singular to have a correlative meaning when used in the plural and vice versa).

     “Acquired Companies” means the Company and the Company Subsidiaries, collectively.

     “Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

     “Aggregate Liquidation Preference” means the sum of:

     (A)  the product of (1) the Series A Share Number and (2) the Series A Liquidation Preference, plus

     (B)  the product of (1) the Series B Share Number and (2) the Series B Liquidation Preference, plus

     (C)  the product of (1) the Series C Share Number and (2) Series C Liquidation Preference.

     “Blue Sky Law” means any securities law of any state.

     “Business Day” means any day other than a Saturday or Sunday or a day on which banks in Chicago, Illinois are closed.

     “California Law” means the California Corporations Code to the extent applicable to the Company by virtue of Section 2115 thereof.

     “Certificate” means a certificate which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock.

     “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

     “Code” means the Internal Revenue Code of 1986, as amended.

     “Common Share Number” means, as of immediately prior to the Effective Time, the sum of (A) the number of shares of Company Common Stock then outstanding (other than any shares of Company Common Stock to be canceled pursuant to Section 1.7(d)), plus (B) the number of shares of Company Common Stock underlying then outstanding Lower-Priced Company Stock Options, plus (C) the number of shares of Company Common Stock underlying other then outstanding rights (whether or not Vested) to purchase or subscribe for Company Common Stock (other than the conversion rights associated with Company Preferred Stock).

     “Common Stock Exercise Proceeds” means cash in an aggregate amount equal to the sum of (A) with respect to Lower-Priced Company Stock Options outstanding immediately prior to the Effective Time exercised after the date of this Agreement and before the Effective Time, the amount of any cash that is paid or required to be paid to the Company upon the exercise of such Lower-

Priced Company Stock Options, plus (B) the amount of any cash that would be payable to the Company if all Lower-Priced Company Stock Options outstanding immediately prior to the Effective Time that remain issued and outstanding immediately prior to the Effective Time were fully exercised.

     “Common Stock Price” means the quotient (rounded to the nearest ten-thousandth of a cent) obtained by dividing (A) the sum of (x) Twenty Million Dollars ($20,000,000) plus (y) the Common Stock Exercise Proceeds, by (B) the Common Share Number.

     “Company Capital Stock” means Company Common Stock and/or Company Preferred Stock.

     “Company Common Stock” means common stock of the Company, $0.001 par value per share.

     “Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Acquired Companies or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Acquired Companies or any ERISA Affiliate has or may have any liability or obligation, including any and all International Employee Plans.

     “Company Optionholder” means a holder of a Company Stock Option.

     “Company Preferred A Stock” means the Series A Preferred Stock of the Company, $0.001 par value per share.

     “Company Preferred B Stock” means the Series B Preferred Stock of the Company, $0.001 par value per share.

     “Company Preferred C Stock” means the Series C Preferred Stock of the Company, $0.001 par value per share.

     “Company Preferred Stock” means, collectively, Company Preferred A Stock, Company Preferred B Stock, and Company Preferred C Stock.

     “Company Rightholder” means a holder of a Company Stock Option or a Company Warrant.

     “Company Stockholder” means a stockholder of record of the Company, as determined in accordance with the stock transfer records of the Company.

     “Company Stock Option” means any stock option to purchase Company Capital Stock, whether or not Vested, granted pursuant to the Company Stock Option Plan.

     “Company Warrant” means any warrant to purchase Company Capital Stock, whether or not Vested.

     “Company Warrantholder” means a holder of a Company Warrant.

     “Contract” means any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect.

     “Delaware Law” means the General Corporation Law of the State of Delaware.

     “DOL” means the Department of Labor.

     “Employee” means any current or former or retired employee, consultant or director of the Acquired Companies or any ERISA Affiliate.

     “Employee Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or other agreement, contract or understanding between the Company or any ERISA Affiliate and any Employee.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “ERISA Affiliate” means each subsidiary of the Acquired Companies and any other person or entity under common control with the Acquired Companies within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

     “Escrow Contributors” means the Company Stockholders immediately prior to the Effective Time.

     “Escrow Percentage” means the product of (a) fifteen percent (15%), and (b) a fraction (not less than one (1)) whose numerator is 95% and whose denominator is the percentage of the holders of the shares of Company Capital Stock outstanding immediately prior to the Effective Time (based on the amount of Merger Cash payable with respect thereto in the Merger, not on the number of outstanding shares of such Company Capital Stock) who have voted in favor of the adoption of this Agreement and approval of the Merger or shall otherwise have waived or lost their respective rights to exercise appraisal or dissenters’ rights under Delaware Law or California Law with respect to the Merger.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     “FMLA” means the Family Medical Leave Act of 1993, as amended.

     “GAAP” means generally accepted accounting principles in the United States.

     “Governmental Body” means any:

          (a) nation, province, state, county, city, town, village, district, or other jurisdiction of any nature;

          (b) federal, provincial, state, local, municipal, foreign, or other government;

          (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

          (d) multi-national organization or body; or

          (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

     “HSR Act” means the Hart-Scott-Rodino Anti-trust Improvements Act of 1976, as amended.

     “International Employee Plan” means each Company Employee Plan that has been adopted or maintained by the Company or any ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside of the United States.

     “IRS” means the Internal Revenue Service.

     “Knowledge” — an individual will be deemed to have “Knowledge” of a particular fact or other matter if: (A) such individual is actually aware of such fact or other matter; or (B) such fact or other matter is contained in one or more documents (whether written or electronic, including emails sent to or by such individual) that are in, or that have been in, such individual’s possession, including personal files of such individual, or (C) such fact or other matter is reflected in one or more documents (whether written or electronic) contained in the books and records of such individual’s employer that would reasonably be expected to be reviewed by such individual in the customary performance of such individual’s duties and responsibilities. Parent will be deemed to have “Knowledge” of a particular fact or other matter if an officer or director of Parent has Knowledge (as defined above) of such fact or other matter. The Company will be deemed to have “Knowledge” of a particular fact or other matter if an officer, director or any current Employee who reports directly to an officer of any Acquired Company has Knowledge (as defined above) of such fact or other matter.

     “Legal Requirement” means any law, statute, constitution, principle of common law, resolution, ordinance, code, edict, order, judgment, decree, injunction, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

     “Lien” means, with respect to any property, any security interest, mortgage, pledge, lien, claim, easement, defect in title, covenant, charge or other encumbrance in, of, or on such property or the income therefrom, including the interest of a vendor or lessor under a conditional sale agreement, capitalized lease obligation or other title retention agreement, and the filing of any financing statement or similar instrument under the Uniform Commercial Code or comparable law of any jurisdiction.

     “Lower-Priced Company Stock Option” means any Company Stock Option having an exercise price per share that is lower than the Common Stock Price.

     “Material Adverse Effect” means, when used in connection with a Person, any adverse change, event, circumstance or effect (or when used in connection with a breach of a representation, warranty or covenant set forth herein, inaccuracy or violation) that is, or is reasonably likely in the future to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of such Person and such Person’s subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed to constitute a Material Adverse Effect: (A) any adverse change, event, circumstance, effect, inaccuracy or violation resulting solely from general business or economic conditions; (B) any adverse change, event, circumstance, effect, inaccuracy or violation resulting solely from conditions generally affecting the industry in which such Person competes (other than any adverse change, event, circumstance, effect, inaccuracy or violation resulting directly or indirectly from any action or inaction taken by or on behalf of the Company); (C) any adverse change, event, circumstance, effect, inaccuracy or violation resulting solely from any action or inaction required of the Company by Parent by Section 4.1; or (D) any adverse change, event, circumstance, effect, inaccuracy or violation resulting from any breach by any other Party to this Agreement of any provision of this Agreement.

     “Merger Cash” means cash consideration paid or payable pursuant to Section 1.7(a).

     “Multiemployer Plan” means any “Pension Plan” which is a “multiemployer plan,” as defined in Section 3(37) of ERISA.

     “Option Exchange Ratio” means the quotient obtained by dividing (A) the Common Stock Price by (B) the Parent Stock Price.

     “Option Shares” means the shares of Parent Common Stock issued or issuable pursuant to the exercise of Replacement Options under Section 5.1(a)(i).

     “Ordinary Course of Business” means an action taken by a Person only if: (A) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; and (B) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person.

     “Organizational Documents” means: (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (e) any amendment to any of the foregoing.

     “Parent Common Stock” means common stock of Parent, $0.01 par value per share.

     “Parent Stock Price” means the average closing price of Parent Common Stock on The Nasdaq National Market over the five trading days up to and including the second trading day preceding the Closing. In the event that Parent at any time between the date of this Agreement and the Effective Time declares or pays any dividend on Parent Common Stock payable in Parent Common Stock or in any right to acquire Parent Common Stock, or effects a subdivision of the outstanding shares of Parent Common Stock into a greater number of shares of Parent Common Stock (by stock dividends, combinations, splits, recapitalizations and the like), or in the event the outstanding shares of Parent Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Parent Common Stock, which dividend, subdivision or other action would become effective during the five trading days during which the Parent Stock Price is calculated, then the Parent Stock Price shall be appropriately adjusted.

     “Pension Plan” means each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

     “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

     “Preferred Stock Payment Percentage” means the quotient obtained by dividing (A) One Hundred Eleven Million Dollars ($111,000,000) by (B) the Aggregate Liquidation Preference.

     “Restricted” means, with respect to shares of Company Capital Stock or Merger Cash payable upon the conversion of shares of Company Capital Stock, that such shares or cash are subject to a right of repurchase, forfeiture or divestment in favor of the party that issued such shares or paid such cash.

     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     “Series A Price” means the product (rounded to the nearest ten-thousandth of a cent) of (A) the Preferred Stock Payment Percentage and (B) the Series A Liquidation Preference.

     “Series A Liquidation Preference” means $0.60.

     “Series A Share Number” means the aggregate number of shares of Company Preferred A Stock outstanding immediately prior to the Effective Time.

     “Series B Price” means the product (rounded to the nearest ten-thousandth of a cent) of (A) the Preferred Stock Payment Percentage and (B) the Series B Liquidation Preference.

     “Series B Liquidation Preference” means $2.67.

     “Series B Share Number” means the aggregate number of shares of Company Preferred B Stock outstanding immediately prior to the Effective Time.

     “Series C Price” means the product (rounded to the nearest ten-thousandth of a cent) of (A) the Preferred Stock Payment Percentage and (B) the Series C Liquidation Preference.

     “Series C Liquidation Preference” means $9.72.

     “Series C Share Number” means the aggregate number of shares of Company Preferred C Stock outstanding immediately prior to the Effective Time.

     “Stock Restriction Agreement” means an agreement between (i) the Company and a holder of Company Capital Stock or (ii) between Parent and a holder of Parent Common Stock issued in connection with the Merger, which, in the case of either (i) or (ii) above, provides for a right of repurchase, forfeiture or divestment in favor of the Company or Parent, as the case may be.

     “Unrestricted” means, with respect to shares of Company Capital Stock or Merger Cash payable upon the conversion of shares of Company Capital Stock, that such shares or cash are not Restricted.

     “Vest” or “Vesting” means, with respect to an option or warrant, such option or warrant being or becoming exercisable for shares of Company Capital Stock or Option Shares, or Merger Cash, that would be Unrestricted and, with respect to Restricted Shares, such Shares becoming Unrestricted; and “Vested”, with respect to an option or warrant, refers to the shares underlying the portion of such option or warrant that is exercisable for shares of Company Capital Stock or Option Shares, or Merger Cash, that would be Unrestricted and, with respect to Shares issued pursuant to a Stock Restriction Agreement, those Shares that are Unrestricted.

     1.2 The Merger. At the Effective Time (as defined in Section 1.3) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law and California Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

     1.3 Effective Time; Closing. Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”) (the time of such filing (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date (as herein defined). Immediately prior to the filing of the Certificate of Merger, a closing (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California or at such other location as the Parties may agree. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

     1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.5 Certificate of Incorporation; Bylaws.

          (a) At the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended in its entirety so that, subject to Section 5.15, it is identical to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, until thereafter amended as provided by law and such certificate of incorporation of the Surviving Corporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Vivace Networks, Inc.”

          (b) At the Effective Time the bylaws of the Surviving Corporation shall be amended in their entirety so that, subject to Section 5.15, they are identical to the bylaws of Merger Sub in effect immediately prior to the Effective Time, until thereafter amended.

     1.6 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

     1.7 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

          (a) Conversion of Company Capital Stock. Each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time, other than any Dissenting Shares and any shares of Company Capital Stock to be canceled pursuant to Section 1.7(d), will be canceled and extinguished and automatically converted, subject to the conditions set forth below and throughout this Agreement, including the escrow provisions set forth in Article VII, into the right to receive, upon surrender of the Certificate representing such share of Company Capital Stock in the manner provided in Section 1.9 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.11), cash as set forth below:

               (i) Company Preferred A Stock. Each share of Company Preferred A Stock shall convert into an amount of cash equal to the Series A Price (with the aggregate amount payable to any holder of Company Preferred A Stock rounded down to the nearest whole cent);

               (ii) Company Preferred B Stock. Each share of Company Preferred B Stock shall convert into an amount of cash equal to the Series B Price (with the aggregate amount payable to any holder of Company Preferred B Stock rounded down to the nearest whole cent);

               (iii) Company Preferred C Stock. Each share of Company Preferred C Stock shall convert into an amount of cash equal to the Series C Price (with the aggregate amount payable to any holder of Company Preferred C Stock rounded down to the nearest whole cent); and

               (iv) Company Common Stock. Each share of Company Common Stock shall convert into an amount of cash equal to the Common Stock Price (with the aggregate amount payable to any holder of Company Common Stock rounded down to the nearest whole cent).

          (b) Restricted Merger Cash.

               (i) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are Restricted, then the Merger Cash paid upon conversion of such Restricted shares of Company Common Stock will also be Restricted and subject to the same right of repurchase, risk of forfeiture or risk of divestment in favor of Parent as previously existed in favor of the Company; provided, however, that Parent shall exercise its right of repurchase with respect to the Restricted Merger Cash payable upon conversion of each Restricted share of Company Common Stock converted in the Merger by paying an amount of cash, without interest, equal to the repurchase price that was applicable to such Restricted share of Company Common Stock immediately prior to the Effective Time. Merger Cash that is Restricted shall be held by Parent until it is no longer Restricted and thereafter, subject to Section 1.7(c), shall be promptly paid by Parent to the applicable former Company Stockholder.

               (ii) The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any right of repurchase or other right set forth in any Stock Restriction Agreement.

          (c) Escrow. Of the Merger Cash payable pursuant to Section 1.7(a) in respect of each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time, a portion thereof equal to the Escrow Percentage will, without any act of any Company Stockholder, be deposited with the Escrow Agent, such deposit to constitute an Escrow Fund (as defined in Section 7.2) to be governed by the terms of Section 7.2 (such Merger Cash deposited in the Escrow Fund, the “Escrow Cash”). Set forth opposite each Company Stockholder’s name on Exhibit C is a preliminary schedule showing the Escrow Cash to be contributed on behalf of each such Company Stockholder, subject to adjustment for occurrences between the date of this Agreement and the Closing Date that affect the allocation of Merger Cash. With respect to each Company Stockholder who will receive Merger Cash pursuant to Section 1.7(a) that is Restricted, (i) the contributions on behalf of such Company Stockholder to the Escrow Cash shall be comprised of Merger Cash that is Restricted and Merger Cash that is Unrestricted in the same proportion that the total amount of Merger Cash such Company Stockholder is entitled to receive is comprised of Merger Cash that is Restricted and Merger Cash that is Unrestricted and (ii) the Restricted Merger Cash contributed on behalf of such Company Stockholder included in the Escrow Cash shall be allocated among the amounts of Restricted Merger Cash that Vest at different times in the same proportions as the total amount of such Company Stockholder’s Restricted Merger Cash that Vests at each such time. Any fraction of a cent of Merger Cash that would otherwise result from the payment of Merger Cash to be deposited into Escrow Fund pursuant to this Section 1.7(c) by virtue of ownership of outstanding shares of Company Capital Stock shall be rounded up to the nearest whole cent, and any fraction of a cent that would otherwise result from the payment of the remaining Merger Cash which each such Company Stockholder would otherwise be entitled to receive under Section 1.7(a) by virtue of ownership of outstanding shares of Company Capital Stock shall be rounded down to the nearest whole cent. As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Section 7.2, Parent shall cause to be distributed to the Escrow Agent a wire transfer in the aggregate amount of Merger Cash included in the Escrow Cash. The Escrow Cash deposited in the Escrow Fund shall be available to compensate Parent as provided in Article VII. Any income, gains, losses and expenses of the Escrow Fund shall be reported by the parties for all income tax purposes in a manner consistent with Proposed Treasury Regulation Section 1.468B-8. Within ten (10) days following the end of each calendar quarter, Parent shall be entitled to a disbursement of 2% of the income earned for such quarter on the Escrow Fund that is treated as income of Parent.

          (d) Cancellation of Parent-Owned Stock. Each share of Company Capital Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (e) Stock Options and Warrants. At the Effective Time, each outstanding Lower-Priced Company Stock Option shall be substituted with an option granted by Parent pursuant to the 2003 Merger and Employment Inducement Stock Option Plan of Parent, and all outstanding Company Warrants shall be assumed by Parent in accordance with Section 5.1. At the Effective Time all Company Stock Options that are not Lower-Priced Company Stock Options will not be substituted with Parent stock options or assumed.

          (f) Capital Stock of Merger Sub. Each share of common stock, $0.001 par value per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

     1.8 Dissenting Shares.

          (a) Notwithstanding any other provision of this Agreement to the contrary, shares of Company Capital Stock that have not been voted in favor of adoption of this Agreement and with respect to which a demand for payment and appraisal have been properly made in accordance with Section 262 of Delaware Law or Chapter 13 of California Law (“Dissenting Shares”), will not be converted into the right to receive the Merger Cash otherwise payable with respect to such shares of Company Capital Stock after the Effective Time but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law or California Law, as applicable.

           (b) If a holder of Dissenting Shares (a “Dissenting Stockholder”) withdraws such holder’s demand for such payment and appraisal or becomes ineligible for such payment and appraisal then, as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever last occurs, such holder’s Dissenting Shares will cease to be Dissenting Shares and will be converted into the right to receive, and will be exchangeable for, the Merger Cash into which such Dissenting Shares would have been converted pursuant to Section 1.7(a), subject to the escrow provisions described in Section 1.7(c) and Article VII of this Agreement.

          (c) The Company will give Parent prompt notice of any written demand received by the Company from a holder of Dissenting Shares for appraisal of shares of Company Capital Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demand. The Company agrees that, except with the prior written consent of Parent, or as required under Delaware Law or California Law, as applicable, it will not voluntarily make any payment with respect to, or settle or offer or agree to settle, any such demand for appraisal. Each Dissenting Stockholder who, pursuant to Section 262 of Delaware Law or Chapter 13 of California Law, as applicable, becomes entitled to payment of the value of the Dissenting Shares will receive payment therefor (but only after the value therefor has been agreed upon or finally determined pursuant to such provisions).

          (d) The aggregate amount required by a court of law (and not through any voluntary settlement or agreement by Parent) to be paid by Parent or the Surviving Corporation to any Dissenting Stockholders for Dissenting Shares pursuant to Section 262 of Delaware Law or Chapter 13 of California Law, as applicable, in excess of the aggregate value such Dissenting Stockholders would have received in the Merger for such Dissenting Shares shall constitute “Excess Appraisal Payments.” Each of Parent and the Company agree that the amount of the Excess Appraisal Payments and all reasonable costs, fees and expenses (including attorneys fees and expenses) associated with the adjudication thereof shall constitute Losses and, without regard for the limitations set forth in Section 7.2(i), Parent shall be entitled to recover such amount from the Escrow Fund.

     1.9 Surrender of Certificates.

          (a) Payment Agent. Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent (the “Payment Agent”) in the Merger.

          (b) Parent to Provide Merger Cash. At the Closing, Parent shall make available to the Payment Agent for payment in accordance with this Article I, the Merger Cash payable pursuant to Section 1.7 (subject to the escrow provisions of Section 1.7(c)) upon conversion of outstanding shares of Company Capital Stock.

          (c) Exchange Procedures. At the Closing, Parent shall cause the Payment Agent to deliver to each holder of record (as of the Effective Time) of a Certificate or Certificates: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent and shall contain such other customary provisions as Parent may reasonably specify); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger Cash. Upon surrender of Certificates for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed, validly executed and properly delivered in accordance with the instructions thereto, the holders of such

Certificates shall be entitled to receive in exchange therefor (subject in each case to the escrow provisions of Section 1.7(c)) the Merger Cash into which their shares of Company Capital Stock were converted at the Effective Time, and the Certificates so surrendered shall forthwith be canceled or terminated, as applicable. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the Merger Cash into which such shares of Company Capital Stock shall have been so converted.

          (d) No Interest With Respect to Unexchanged Shares. No interest shall accrue on the Merger Cash payable with respect to any unsurrendered Certificates. Following surrender of any such Certificates, the Payment Agent shall deliver to the record holders thereof, in exchange therefor, without interest, the Merger Cash payable pursuant to Sections 1.7(a) or 5.1(b), as applicable.

          (e) Transfers of Ownership. If Merger Cash is to be paid to a Person, other than the Person in whose name the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance and payment thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of payment of Merger Cash to any Person other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

          (f) Required Withholding. Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement and the transactions contemplated hereby to any holder or former holder of Company Capital Stock or any Person to whom Merger Cash shall be paid or payable such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

          (g) No Liability. Notwithstanding anything to the contrary in this Section 1.9, neither the Payment Agent, the Surviving Corporation nor any Party hereto shall be liable to a holder of Merger Cash or shares of Company Capital Stock for any amount properly paid to a public official or Government Body pursuant to any applicable abandoned property, escheat or similar law.

     1.10 No Further Ownership Rights in Company Capital Stock. All Merger Cash paid in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Cash into which the shares of Company Capital Stock represented by such Certificates were converted pursuant to Section 1.7; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Cash require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of the Surviving Corporation will take all such lawful and necessary action.

     1.13 Tax Matters. The Parties acknowledge and agree that the Merger will be a taxable transaction, and agree to report the Merger as a taxable transaction for all tax purposes.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in writing in the disclosure letter, dated as of the date hereof, and certified by a duly authorized officer of the Company (the “Company Letter”), which exceptions shall specifically identify a Section, subsection, paragraph or clause of a single Section or subsection hereof, as applicable, to which such exception relates, except where it is readily apparent that an exception with respect to one Section, subsection, paragraph or clause of a single Section or subsection also applies to another Section, subsection, paragraph or clause of a single Section or subsection, as follows:

     2.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company. Section 2.1 of the Company Letter lists every state or foreign jurisdiction in which the Company has employees or facilities or otherwise carries on business. The Company has delivered to Parent a true and complete copy of its certificate of incorporation (the “Company Charter”) and bylaws (together with the Company Charter, the “Company Charter Documents”), each as amended to date and in full force and effect on the date hereof.

     2.2 Subsidiaries.

          (a) Section 2.2(a) of the Company Letter lists each corporation, limited liability company, partnership, association, joint venture or other business entity in which the Company owns any shares of capital stock or otherwise has an ownership interest in, directly or indirectly, as of the date of this Agreement. Section 2.2(a) of the Company Letter also lists each corporation, limited liability company, partnership, association, joint venture or other business entity of which the Company owns, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote on the election of the members of the board of directors or similar governing body or with respect to which the Company has the power to direct the business and policies (each, a “Company Subsidiary”). Except as set forth in Section 2.2(a) of the Company Letter, the Company has never had any subsidiaries and has never otherwise owned any shares of capital stock or any interest in, or had the power to direct the business and policies of, directly or indirectly, any other corporation, limited liability company, partnership, association, joint venture or other business entity. Except as set forth in Section 2.2(a) of the Company Letter, all of the outstanding shares of capital stock of or interests in each Company Subsidiary are owned of record and beneficially by the Company or another Company Subsidiary. All outstanding shares of capital stock of each Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Organizational Documents of the Company Subsidiary, or any Contract to which the Company Subsidiary is a party or by which it is bound, and have been issued in compliance with U.S. federal, Blue Sky and foreign laws. There are no options, warrants, calls, rights, commitments or Contracts of any character, written or oral, to which any Company Subsidiary is a party or by which it is bound obligating such Company Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock, partnership interests or similar ownership interests of the Company Subsidiary or obligating the Company Subsidiary to grant, extend, accelerate the Vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or Contract. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any Company Subsidiary.

          (b) Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Company Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted. Each Company Subsidiary is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company. Section 2.2(b) of the Company Letter lists every state or foreign jurisdiction in which each Company Subsidiary has employees or facilities or otherwise carries on business. The Company has delivered to Parent a true and complete copy of the Organizational Documents of each Company Subsidiary, each as amended to date and in full force and effect on the date hereof.

     2.3 Capital Structure.

          (a) The authorized capital stock of the Company consists of (i) seventy million (70,000,000) shares of Company Common Stock, of which seventeen million six hundred thirteen thousand four hundred six (17,613,406) shares are issued and outstanding as of the date of this Agreement; and (ii) thirty-four million seventy-nine thousand three hundred sixty-two (34,079,362) shares of Company Preferred Stock, of which (1) fifteen million eight hundred twenty five thousand (15,825,000) shares are designated as Company Preferred A Stock, of which fifteen million eight hundred twenty four thousand nine hundred eighty nine (15,824,989) shares are issued and outstanding as of the date of this Agreement; (2) nine million six hundred thousand (9,600,000) shares are designated as Company Preferred B Stock, of which nine million five hundred sixty nine thousand nine hundred ninety three (9,569,993) shares are issued and outstanding as of the date of this Agreement; and (3) nine million (9,000,000) shares are designated as Company Preferred C Stock, of which eight million six hundred eighty-four thousand three hundred eighty (8,684,380) shares are issued and outstanding as of the date of this Agreement. There are no other outstanding shares of capital stock or voting securities of the Company as of the date of this Agreement. No shares of Company Capital Stock are held in treasury by the Company. Section 2.3(a) of the Company Letter sets forth a complete list, as of the date of this Agreement, of (i) the name and domicile address of all holders of Company Capital Stock, (ii) the number of shares held by each such holder, and (iii) whether any of such shares are Restricted and the Vesting of any such Restricted shares, including the extent to which any such Vesting has occurred as of the date hereof and whether (and to what extent) the Vesting will be accelerated by the transactions contemplated by this Agreement.

     (b)  Each issued and outstanding share of Company Preferred A Stock, Company Preferred B Stock, and Company Preferred C Stock is convertible into one (1) share of Company Common Stock. All preferential rights of the Company Preferred Stock in connection with a merger involving the Company are set forth in the Company Charter. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in accordance with applicable U.S. federal, Blue Sky and foreign securities laws and all requirements set forth in applicable Contracts. All outstanding shares of Company Capital Stock are free and clear of all Liens except for Permitted Liens and are not subject to preemptive rights or rights of first refusal created by statute, the Company Charter Documents or any applicable Contract. The Acquired Companies are not, and to the Company’s Knowledge, none of their stockholders are, party to (i) any agreement or other commitment (oral or written) that directly or indirectly requires any Acquired Company or any stockholder thereof to provide any right of negotiation, right of first refusal, right of last offer or similar arrangement in connection with the possible sale of such Acquired Company or its assets, or (ii) any voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding with respect to any equity securities of any Acquired Company.

     (c)  All issued and outstanding Company Stock Options have been issued to Employees pursuant to the Company’s 1999 Equity Incentive Plan (the “Company Stock Option Plan”). The Company has reserved 31,377,000 shares of Company Common Stock for issuance pursuant to the Company Stock Option Plan, of which 7,851,836 shares are subject to outstanding Company Stock Options that are Vested as of the date of this Agreement, 7,740,822 shares are subject to outstanding Company Stock Options that are not Vested as of the date of this Agreement and 1,219,925 shares remain available as of the date of this Agreement for future grant pursuant to the Company Stock Option Plan. Section 2.3(c) of the Company Letter sets forth for each outstanding Company Stock Option as of the date of this Agreement the name and domicile address of the holder of such option, the number of shares of Company Common Stock subject to such option, the exercise price of such option and the Vesting schedule for such option, including the extent Vested to date and whether the exercisability of such option by its terms is subject to acceleration (in whole or in part) due to the transactions contemplated by this Agreement or any event subsequent to the Merger. As of the date of this Agreement, Company Warrants are issued and outstanding to acquire no shares of Company Preferred A Stock, Company Preferred B Stock or Company Preferred C Stock, and 20,576 shares of Company Common Stock. Section 2.3(c) of the Company Letter sets forth for each outstanding Company Warrant as of the date of this Agreement the name and domicile address of the holder of such warrant, the exercise price for and number of shares of Company Preferred Stock or Company Common Stock issuable, as the case may be, upon the exercise of such warrant, the expiration date of such warrant, the Vesting schedule, if any, for such warrant, including the extent Vested to date and whether the exercisability of such Warrant by its terms is subject to acceleration (in whole or in part) due to the transactions contemplated by this Agreement or any event subsequent to the Merger. The Company has provided or made available to Parent correct and complete copies of all Contracts evidencing Company Stock Options and Company Warrants outstanding as of the date of this Agreement. All outstanding Company Stock Options and Company Warrants were issued in accordance with applicable U.S. federal, Blue Sky and foreign securities laws, other applicable Legal Requirements and all requirements set forth in applicable Contracts.

          (d) Except for the Company Stock Options and the Company Warrants described in Section 2.3(c) of the Company Letter, there are no options, warrants, calls, rights, rights of first refusal, rights of negotiation, commitments, transactions or Contracts of any character, written or oral, to which Company is a party or by which it is bound as of the date of this Agreement obligating Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock or obligating Company to grant, extend, accelerate the Vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or Contract. As a result of the Merger and assuming that Parent is and remains the record and beneficial owner of all the shares of Merger Sub through the Effective Time, Parent will be the record and beneficial owner of all outstanding capital stock of the Surviving Corporation and there will be no outstanding rights to acquire capital stock of the Company other than any rights created by or through Parent.

     2.4 Authority.

          (a) The Board of Directors of the Company has unanimously (i) declared the Merger advisable and fair to and in the best interest of the Company and its stockholders, (ii) approved this Agreement in accordance with the Delaware Law, (iii) approved any other Contracts and instruments to be delivered pursuant hereto (the “Ancillary Agreements”) to which it is a party, (iv) resolved to recommend the adoption of this Agreement by the Company Stockholders and (v) directed that this Agreement be submitted to the Company Stockholders for adoption. The Company has the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated by the Ancillary Agreements to which it is a party and, subject to approval by the Company Stockholders of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement, to (x) adoption of this Agreement by the Company Stockholders of the Company and (y) the filing of the Certificate of Merger as required by the Delaware Law. This Agreement has been duly executed and delivered by the Company and no other corporate action on the part of the Company is necessary in order for the Company to perform its obligations pursuant to this Agreement other than the adoption of this Agreement by the Company Stockholders. Each Ancillary Agreement to which the Company is a party has been or will be duly executed and delivered by the Company and no other corporate action on the part of the Company is necessary in order for the Company to perform its obligations pursuant thereto other than the adoption of this Agreement by the Company Stockholders. Assuming the valid authorization, execution and delivery by the other Parties hereto and thereto and the validity and binding effect of this Agreement and the Ancillary Agreements to which the Company is a party on the other Parties hereto and thereto, this Agreement and the Ancillary Agreements to which the Company is a party constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

          (b) This Agreement constitutes the valid and binding obligation of the Stockholder Representative, enforceable against the Stockholder Representative in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law). The Stockholder Representative has the requisite power and authority to enter into this Agreement and to fulfill the Stockholder Representative’s obligations hereunder. The provisions of this Agreement with respect to the funding and administration of the Escrow Fund are binding on the Escrow Contributors (but only with respect to and to the extent to their respective interests in the Escrow Fund) in accordance with their terms.

          (c) Each director and Voting Agreement Stockholder has duly executed and delivered a Voting Agreement. Each such Voting Agreement constitutes the valid and binding obligation of such director or Voting Agreement Stockholder, as the case may be, enforceable against such director or Voting Agreement Stockholder, as the case may be, in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law). Voting Agreements have been delivered by all directors of the Company and by holders in the aggregate of not less than 13,020,847 shares of Preferred A Stock, 8,880,209 shares of Preferred B Stock, 3,370,205 shares of Preferred C Stock and 9,360,150 shares of Company Common Stock.

     2.5 No Violation; Consents and Approvals.

          (a) Except as set forth in Section 2.5 of the Company Letter, the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby and the Company’s compliance with the provisions hereof and thereof will not (with or without notice or lapse of time, or both) conflict with, result in any violation of or default under, or give to others a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien except for Permitted Liens upon any of the properties or assets of the Acquired Companies pursuant to, any provision of (i) the Organizational Documents of the Acquired Companies, (ii) subject to obtaining the approval of the adoption of this Agreement and the approval of the Merger by the Company Stockholders and compliance with the requirements set forth in Section 2.5(b) below, any Legal Requirement applicable to the Acquired Companies or any of their respective properties or assets, (iii) any Contract applicable to the Acquired Companies or any of their respective properties or assets, or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Acquired Companies or any of their respective properties or assets; provided that if any consents, waivers or approvals are required to avoid the consequences noted in (i)-(iv), such consents, waivers or approvals are listed in Section 2.5(a) of the Company Letter along with an indication of whether such consents, waivers or approvals have been obtained.

          (b) No filing or registration with, or authorization, consent or approval of, any Governmental Body is required by or with respect to the Acquired Companies in connection with the execution and delivery by the Company of this Agreement or the Ancillary Agreements to which it is a party or is necessary for the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) applicable requirements, if any, of U.S. federal securities laws and Blue Sky Laws, and (iii) such filings, authorizations, orders or approvals as may be required by the HSR Act, if any.

     2.6 Financial Statements. Section 2.6 of the Company Letter contains (i) the audited consolidated balance sheet of the Company as of December 31, 2001 and the related statements of income, stockholders’ equity and cash flow for the year then ended, together with the appropriate notes to such financial statements, accompanied by the report thereon of PricewaterhouseCoopers, LLC, independent public accountants (the “2001 Audited Financial Statements”), (ii) the unaudited consolidated balance sheet of the Company as of December 31, 2002 and the related unaudited statements of income, stockholders’ equity and cash flow for the year then ended (the “December 31 Financial Statements”), and (iii) the unaudited consolidated balance sheet of the Company (the “Balance Sheet”) as of March 31, 2003 (the “Balance Sheet Date”) and the related unaudited statements of income, stockholders’ equity and cash flow for the three months then ended (the “March 31 Financial Statements” and together with the 2001 Audited Financial Statements and the December 31 Financial Statements, the “Financial Statements”). Except as disclosed in the notes thereto, the Financial Statements have been prepared in conformity with GAAP consistently applied and fairly present the financial position of the Company at the dates of such balance sheets and the results of its operations and cash flows for the respective periods indicated (subject, in the case of the December 31 Financial Statements and March 31 Financial Statements, to normal year-end adjustments, the absence of notes and any other adjustments described therein). The 2002 Audited Financial Statements (as defined in Section 6.2(l)) will, when delivered, have been prepared in conformity with GAAP consistently applied and fairly present the financial position of the Company at the date of the balance sheet included therein and the results of its operations and cash flows for the period indicated therein.

     2.7 No Dividends; Absence of Certain Changes or Events.

          (a) None of the Acquired Companies has ever declared or made, or agreed to declare or make, any payment of dividends or distributions to their stockholders (and no record date with respect to any of the foregoing has occurred) or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock or other equity interest (except the repurchase or redemption by the Company of shares of Company Common Stock from Employees pursuant to agreements approved by the Company’s Board of Directors under which the Company has the right to repurchase such shares upon termination of employment or services). There are no accrued but unpaid dividends with respect to any capital stock of the Acquired Companies.

          (b) Since the Balance Sheet Date there has been:

               (i) no Material Adverse Effect on the Company;

               (ii) no material damage, destruction, loss or claim, whether or not covered by insurance, or condemnation or other taking adversely affecting any material assets, properties or business of any Acquired Company; and,

               (iii) no change in any Acquired Company’s authorized capital stock.

          (c) Since the Balance Sheet Date, the Acquired Companies have conducted their respective businesses in all material respects only in the Ordinary Course of Business. Without limiting the generality of the foregoing, since the Balance Sheet Date, except as set forth in Section 2.7(c) of the Company Letter, none of the Acquired Companies has:

               (i) pledged, issued, delivered or agreed (conditionally or unconditionally) to pledge, issue or deliver, or granted any capital stock or option, warrant or other right to purchase, any of its capital stock or other equity interest or any security convertible into its capital stock or other equity interest, or purchased, redeemed, retired or otherwise acquired any shares of its capital stock, except for Company Stock Options granted under the terms of the Stock Option Plan or Company Common Stock issued upon the exercise of Company Stock Options or Company Warrants;

               (ii) amended its Organizational Documents;

               (iii) issued, delivered or agreed (conditionally or unconditionally) to issue or deliver any bond, note or other debt security;

               (iv) paid any obligation or liability (absolute or contingent) other than current liabilities reflected on the Balance Sheet and current liabilities incurred since the Balance Sheet Date in the Ordinary Course of Business;

               (v) reduced the amount of any insurance coverage in any material respect or failed to renew any existing insurance policies;

               (vi) undertaken or committed to undertake capital expenditures exceeding $25,000 for any single project or related series of projects or $100,000 in the aggregate;

               (vii) made charitable donations in excess of $10,000 in the aggregate;

               (viii) sold, leased (as lessor), transferred or otherwise disposed of (including any transfers from such Acquired Company to any of its stockholders, or owners of ownership interests, and any of such stockholders’ or holders’ respective Affiliates), or mortgaged or pledged, or imposed or suffered to be imposed any Lien on, any of its assets or properties, whether tangible or intangible, including any Acquired Company Intellectual Property or accounts receivable except for inventory and minor amounts of personal property sold or otherwise disposed of for fair value in the Ordinary Course of Business and except for (A) Liens for Taxes and other governmental charges and assessments which are not yet due and payable, (B) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the Ordinary Course of Business for sums not yet due and payable and (C) other Liens or imperfections on property which are not material in amount, do not interfere with, and are not violated by the consummation of the transactions contemplated by, this Agreement, and do not materially detract from the value or marketability of, or materially impair the existing use of, the property affected by such lien or imperfection (each, a “Permitted Lien”);

               (ix) commenced or settled any lawsuit, or settled any threatened lawsuit or proceeding or other investigation against it;

               (x) revalued any of its assets, including writing down the value of capitalized inventory or writing off notes or accounts receivable;

               (xi) entered into, assumed or become bound under or obligated by, or extended or modified the terms of, any Contract which (1) involves the payment of more than $25,000 per annum or extends more than one year, (2) involves any payment or obligation to any of its Affiliates other than in the Ordinary Course of Business, (3) involves the sale of any material assets or properties, tangible or intangible, (4) involves any license or sublicense of Acquired Company Intellectual Property or (5) grants to any other party of marketing, distribution or similar rights of any type or scope with respect to any products or technology of such Acquired Company;

               (xii) accelerated, terminated, made modifications to, or canceled any material Contract to which it is a party or by which it is bound, nor has any other party accelerated, terminated, made modifications to, or canceled any material Contract to which such Acquired Company is a party or by which such Acquired Company is bound;

               (xiii) made any capital investment in, or any loan to, any other Person, other than travel and related advances to Employees in the Ordinary Course of Business;

               (xiv) suffered any adverse change or (to the Company’s Knowledge) threat of any adverse change in its relations with, or any loss or (to the Company’s Knowledge) threat of loss of, any of its licensors, distributors, suppliers, customers or other business partners;

               (xv) entered into any strategic alliance, affiliate agreement or joint development agreement;

               (xvi) entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement, or received notice of or have Knowledge of any actual or threatened labor trouble or strike, or any other occurrence, event or condition of similar character;

               (xvii) acquired or agreed to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association, joint venture or other business organization or division thereof, or otherwise acquire or agree to acquire outside of the Ordinary Course of Business any assets in any amount;

               (xviii) modified, waived, settled or canceled any debts owed to or claims or rights held by it (including the settlement of any claims or litigation) other than write-offs of less than $25,000 in each instance, and $100,000 in the aggregate, of accounts receivable in the Ordinary Course of Business;

               (xix) waived any stock repurchase rights, accelerated, amended, or changed the period of exercisability of any outstanding stock options, taken any action to accelerate the Vesting of any stock options, or otherwise modified or amended the terms thereof, or repriced or replaced stock options or authorized cash payments in exchange for any such options;

               (xx) created, incurred or assumed, or agreed to create, incur or assume, any indebtedness for borrowed money or guaranteed such indebtedness of another Person or entered into, as lessee, any capitalized lease obligations (as defined in Statement of Financial Accounting Standards No. 13);

               (xxi) waived, accelerated or delayed collection of notes or accounts receivable, in any material amount, in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business;

               (xxii) delayed or accelerated payment of any account payable or other liability, in any material amount, beyond or in advance of its due date, except in the Ordinary Course of Business;

               (xxiii) instituted any increase in the compensation of, paid any bonuses (except pursuant to the terms of pre-existing obligations described in Section 2.7(c) of the Company Letter) to, or modified the terms of employment or service of any employee, director or consultant of the Acquired Companies (including granting or modifying severance obligations), or adopted, amended, increased the payments or benefits under, modified or terminated any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other plan, Contract or commitment for the benefit of employees, directors or consultants of the Acquired Companies, except as required by this Agreement;

               (xxiv) made or changed any Tax election, settled or compromised any federal, state, local or foreign Tax liability, or consented to the extension or waiver of the limitations period applicable to any claim or assessment in respect of Taxes;

               (xxv) prepared or filed any Tax Return inconsistent with past practice or, on any such Tax Return, took any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

               (xxvi) made any change in the accounting methods, principles and practices used by the Acquired Companies (including any change in depreciation or amortization policies or rates) from those applied in the preparation of the Financial Statements; or

               (xxvii) entered into any agreement or otherwise become obligated to do any of the foregoing.

          (d) None of the Acquired Companies is subject to any liability including unasserted claims, whether known or unknown and whether absolute, contingent, accrued or otherwise, which is not shown or which is in excess of amounts shown or reserved for in the Balance Sheet, except for (i) liabilities disclosed in Section 2.7(d) of the Company Letter, (ii) accounts payable or accrued balances that have been incurred by the Acquired Companies in the Ordinary Course of Business since the Balance Sheet Date, (iii) liabilities pursuant to the Contracts identified in Section 2.21 of the Company Letter, to the extent that the nature and magnitude of such liabilities can be specifically ascertained by reference to the text of such Contract and (iv) liabilities that, individually or in the aggregate, do not exceed $25,000.

     2.8 Permits; Compliance.

          (a) Each of the Acquired Companies owns, holds or possesses all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from Governmental Bodies which are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct its business substantially as conducted as of the date of this Agreement (herein collectively called “Acquired Company Permits”), and each of the Acquired Companies will own, hold or possess all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from Governmental Bodies which are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct its business substantially as conducted as of the Closing Date. Complete and correct copies of all of the Acquired Company Permits have been delivered by the Company to Parent.

          (b) Each of the Acquired Companies has fulfilled and performed its obligations in all material respects under each of the Acquired Company Permits, and each of the Acquired Company Permits is valid, subsisting and in full force and effect.

          (c) None of the Acquired Companies is in conflict with, or in default or violation of, any Legal Requirement applicable to it or by which any of its properties are bound or affected.

          (d) The Acquired Companies are not in violation of any provisions of their respective Organizational Documents.

     2.9 Information Statement. None of the information supplied or to be supplied by the Company for inclusion in the information statement to be sent to the Company Stockholders in connection with the meeting of Company Stockholders to consider the adoption of this Agreement and approval of the Merger (the “Stockholder Meeting”) (such information statement as amended or supplemented is referred to herein as the “Information Statement”) shall, on the date it is first mailed to the Company Stockholders, at the time of the Stockholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholder Meeting which has become misleading. If at any time prior to the Effective Time, any event relating to the Company or any Acquired Company or any of their respective Affiliates, officers or directors should be discovered by the Company which should be set forth in a supplement to the Information Statement, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent which is contained in the Information Statement.

     2.10 Tax Matters. Except as set forth in Section 2.10 of the Company Letter:

          (a) Definition of Taxes. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” means (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 2.10(a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 2.10(a) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

          (b) Tax Returns and Audits.

               (i) Each of the Acquired Companies has prepared and timely filed all material required federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) for which the deadline (including extensions) has passed relating to any and all Taxes concerning or attributable to the Acquired Companies or their respective operations and such Returns are true and correct in all material respects and have been completed in accordance with applicable law in all material respects.

               (ii) Each of the Acquired Companies has (A) timely paid all material Taxes it is required to pay and (B) timely paid or withheld with respect to its Employees (and paid any withheld amounts over to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be paid or withheld.

               (iii) None of the Acquired Companies has been delinquent in the payment of any Tax, nor is there any material Tax deficiency outstanding, assessed or proposed against any of the Acquired Companies, nor has any of the Acquired Companies executed any waiver of any statute of limitations on or extended the period for the assessment or collection of any Tax.

               (iv) No audit or other examination of any Return of any of the Acquired Companies is, to the Knowledge of those Employees of the Company responsible for Tax matters of the Company, presently in progress, and none of the Acquired Companies has been notified in writing or, to the Knowledge of those Employees of the Company responsible for Tax matters of the Company, informally, of any request for such an audit or other examination.

               (v) As of the Balance Sheet Date, none of the Acquired Companies had any material liabilities for unpaid Taxes which were not accrued or reserved on the Balance Sheet, whether asserted or unasserted, contingent or otherwise, and, to the Knowledge of those Employees of the Company responsible for Tax matters of the Company, none of the Acquired Companies has incurred any liability for Taxes since that date other than in the Ordinary Course of Business.

               (vi) Each of the Acquired Companies has made available to Parent or its legal counsel, copies of all Tax Returns for the Acquired Companies filed for all periods since its inception.

               (vii) There are (and immediately following the Effective Time there will be) no Liens on the assets of any of the Acquired Companies relating to or attributable to Taxes other than Liens for Taxes not yet due and payable. To the Knowledge of those Employees of the Company responsible for Tax matters of the Company, there is no basis for the assertion of any claim relating or attributable to Taxes that, if adversely determined, would result in any Lien for Taxes on the assets of any of the Acquired Companies.

               (viii) None of the assets of any of the Acquired Companies is treated as “tax-exempt use property,” within the meaning of Section 168(h) of the Code.

               (ix) None of the Acquired Companies has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by such Acquired Company.

               (x) None of the Acquired Companies is, or has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

               (xi) No adjustment relating to any Return filed by any of the Acquired Companies has been proposed in writing or, to the Knowledge of those Employees of the Company responsible for Tax matters of the Company, informally by any tax authority to any of the Acquired Companies or any representative thereof.

               (xii) None of the Acquired Companies has (a) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (b) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does any of the Acquired Companies owe any amount under any such agreement, (c) any liability for the Taxes of any Person (other than the Acquired Companies) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise and (d) ever been a party to any joint venture, partnership or other agreement that, to the Knowledge of those Employees of the Company responsible for Tax matters of the Company, could be treated as a partnership for Tax purposes.

               (xiii) None of the Acquired Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

          (c) Executive Compensation Tax. There is no contract, agreement, plan or arrangement to which any of the Acquired Companies is a party, including the provisions of this Agreement, covering any Employee, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code (other than the temporary disallowance of a deduction under Section 404(a)(5) of the Code).

     2.11 Actions and Proceedings. Except as set forth in Section 2.11 of the Company Letter, as of the date of this Agreement there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Body against or involving the Acquired Companies or any of their properties, assets or business or any Company Employee Plan. Except as set forth in Section 2.11 of the Company Letter, as of the date of this Agreement there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the Knowledge of the Company, threatened against or involving the Acquired Companies or any of their properties, assets or business or any Company Employee Plan. As of the date hereof, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the Knowledge of the Company, threatened against the Acquired Companies or any of their properties, assets or business relating to the transactions contemplated by this Agreement and the Ancillary Agreements. To the Knowledge of the Company, (a) as of the date of this Agreement there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Body against or involving any of the present or former directors, officers, employees, consultants, agents or stockholders of the Acquired Companies and (b) as of the date of this Agreement there are no actions, suits, or claims, or legal, administrative or arbitration proceedings or investigations pending or threatened against or involving any of the present or former directors, officers, employees, consultants, agents or stockholders of the Acquired Companies, in each case where it is reasonably likely that any Acquired Company would have an indemnification or contribution obligation, or where it is reasonably likely that such order, judgment, injunction, award or decree, or such action, suit, claim, proceeding or investigation, would have a Material Adverse Effect on the Company.

     2.12 Certain Agreements. Except as set forth in Section 2.12 of the Company Letter, none of the Acquired Companies is a party to any oral or written contract or plan, including any employment agreement, severance agreement, stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the Vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     2.13 Employee Benefits.

          (a) Schedule. Section 2.13(a) of the Company Letter (a) contains an accurate and complete list of each Company Employee Plan and, as of the date of this Agreement, each Employee Agreement. Neither the Acquired Companies nor any ERISA Affiliate has any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to adopt or enter into any Company Employee Plan or Employee Agreement.

          (b) Documents. The Acquired Companies have provided to Parent correct and complete copies of: (i) all documents embodying each Company Employee Plan and, as of the date of this Agreement, each Employee Agreement including in each case all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (vii) all written communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (viii) all correspondence to or from any Governmental Body relating to any Company Employee Plan; (ix) all COBRA forms and related notices (or such forms and notices as required under comparable law); (x) the three (3) most recent plan years discrimination tests for each Company Employee Plan; and (xi) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan.

          (c) Employee Plan Compliance. The Acquired Companies and their ERISA Affiliates have performed in all respects all obligations required to be performed by them under, are not in material default or material violation of, and have no Knowledge of any material default or material violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates, has been amended to incorporate or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to amend to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. As of the date of this Agreement, there are neither any actions, suits or claims pending, or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan nor have there ever been any actions, suits or claims (other than routine claims for benefits) asserted with respect to any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Acquired Companies or any ERISA Affiliates (other than ordinary administration expenses). There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS or DOL, or any other Governmental Body with respect to any Company Employee Plan. Neither the Acquired Companies nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Acquired Companies and each ERISA Affiliate have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan.

          (d) No Pension Plans. Neither the Acquired Companies nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any (i) Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code, (ii) Multiemployer Plan, (iii) “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

          (e) No Self-Insured Plans. Neither the Acquired Companies nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to Employees (including any such plan pursuant to which a stop-loss policy or contract applies).

          (f) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any liability to provide post-termination or retiree welfare to any Person for any reason, except as may be required by COBRA or other applicable statute, and neither the Acquired

Companies nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute.

          (g) Health Care Compliance. To the Company’s Knowledge, neither the Acquired Companies nor any ERISA Affiliate has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women’s Health and Cancer Rights Act of 1998, the requirements of the Newborns’ and Mothers’ Health Protection Act of 1996, or any amendment to each such act, or any similar provisions of state law applicable to its Employees.

          (h) Past Acquisitions. Neither the Acquired Companies nor any ERISA Affiliate is currently obligated to provide an Employee with any compensation or benefits pursuant to an agreement (e.g., an acquisition agreement) with a former employer of such Employee.

          (i) Effect of Transaction.

               (i) Except as set forth in Section 2.13(i)(i) of the Company Letter, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

               (ii) Except as set forth in Section 2.13(i)(ii) of the Company Letter, no payment or benefit which will or may be made by the Acquired Companies or its ERISA Affiliates with respect to any Employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code.

          (j) Employment Matters. Except as set forth in Section 2.13(j) of the Company Letter, the Acquired Companies: (i) are in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) have withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against the Acquired Companies under any workers’ compensation policy or long-term disability policy. Neither the Acquired Companies nor any ERISA Affiliate has direct or indirect liability with respect to any misclassification of any Person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

          (k) Labor. No work stoppage or labor strike against the Acquired Companies or any ERISA Affiliate is pending, or to the Company’s Knowledge, threatened or reasonably anticipated. The Company does not have Knowledge of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Acquired Companies. The Acquired Companies have not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Section 2.13(k) of the Company Letter, the Acquired Companies are not presently, nor have they been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated with respect to any Employees. The Acquired Companies have not triggered or incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law.

          (l) International Employee Plan. Neither the Acquired Companies nor any ERISA Affiliate currently has or have they ever had the obligation to, maintain, establish, sponsor, participate in, or contribute to any International Employee Plan.

     2.14 Worker Safety and Environmental Laws. The properties, assets and past and present operations of the Acquired Companies have been and are in all material respects in compliance with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety. Each Acquired Company (i) has obtained all applicable permits, licenses and other authorizations that are required under Environmental Laws (as defined below) the absence of which would have a Material Adverse Effect on it; (ii) is in compliance (and has complied) in all material respects with all material terms and conditions of such required permits, licenses and authorizations, and also is in compliance in all material respects with all other material limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder; (iii) has no Knowledge of and has not received notice of any event, condition, circumstance, activity, practice, incident, action or plan that is reasonably likely to interfere with or prevent continued compliance or that would form the basis of any material environmental liability with respect to such Acquired Company; (iv) has not disposed of, released, discharged or emitted any Hazardous Materials (as defined below) into the soil or groundwater at any properties owned or leased by the Company, or exposed any Employee or other individual to any Hazardous Materials or condition in such a manner as would be reasonably likely to result in any material liability; and (v) has taken all actions necessary under Environmental Laws to register any products or materials required to be registered by such Acquired Company (or any of its agents) thereunder. To the Company’s Knowledge, no Hazardous Materials are present in, on or under any properties owned, leased or used at any time (including both land and improvements thereon) by any Acquired Company. For the purposes of this Section 2.14, “Environmental Claim” means any notice, claim, act, cause of action or investigation by any Person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (i) the presence, or release into the environment, of any Hazardous Materials or (ii) any violation, or alleged violation, of any Environmental Laws. “Environmental Laws” means all federal, state, local and foreign laws and regulations relating to pollution of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or the protection of human health and worker safety, including laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials. “Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials, hazardous substances, petroleum and petroleum products or any fraction thereof, excluding, however, Hazardous Materials contained in products typically used for office and janitorial purposes properly and safely maintained in accordance with Environmental Laws.

     2.15 Intellectual Property and Technology.

          (a) Definitions.

               (i) “Acquired Company Business” means all activities conducted by an Acquired Company in the design, development, manufacture, production, testing, marketing, licensing, distribution, and sale of Acquired Company Products.

               (ii) “Acquired Company Intellectual Property” means Intellectual Property Rights, including Acquired Company Registered Intellectual Property Rights (as defined below), that: (1) are embodied in Acquired Company Products; or (2) were developed by or for an Acquired Company for use in the conduct of the Acquired Company Business; or (3) are used in or necessary to the conduct of the Acquired Company Business; or (4) are necessary to use Acquired Company Products; or (5) are owned or exclusively licensed by any of the Acquired Companies.

               (iii) “Acquired Company Products” means any product or service (including products and services under development) of the Acquired Companies, including any Technology comprising such products or services.

               (iv) “Intellectual Property Rights” means all of the following: (1) United States, foreign, and international patent applications, utility model applications and patents, as well as related applications and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations, and continuations-in-part, and equivalent or similar rights anywhere in the world in inventions and discoveries including invention disclosures (“Patents”); (2) trade secrets and other rights in know-how and confidential or proprietary information (“Trade Secrets”); (3) copyrights, copyrights registrations and applications, and all other corresponding rights throughout the world (“Copyrights”); (4) mask works, mask work applications, mask work registrations, and any equivalent or similar rights in semiconductor masks, layouts, architectures, or topology (“Maskworks”); (5) industrial designs and any related registrations and applications throughout the world; (6) rights in World Wide Web addresses and domain names and any related applications and registrations, all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications and all associated goodwill throughout the world (“Trademarks”); and (7) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

               (v) “Registered Intellectual Property Rights” means all United States, international, and foreign: (1) Patents, excluding invention disclosures for which there are no associated filed applications; (2) registered Trademarks and applications to register Trademarks, including intent-to-use applications; (3) Copyrights registrations and applications to register Copyrights; (4) Maskwork registrations and applications to register Maskworks; and (5) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any state, government, or other public legal authority for the purpose of creating, obtaining, perfecting or registering such Intellectual Property Rights.

               (vi) “Technology” means all of the following: (1) works of authorship, including computer programs, source code, executable code, documentation, designs, files, net lists, records, data, and mask works; (2) inventions (whether or not patentable), improvements, and technology; (3) proprietary and confidential information, including technical data, customer and supplier lists, trade secrets, and know-how; (4) databases, data compilations, data collections, and technical data; (5) logos, trade names, trade dress, trademarks, service marks, World Wide Web addresses, domain names, tools, methods, and processes; and (6) all instantiations of the foregoing in any form and embodied in any media.

          (b) Section 2.15(b) of the Company Letter lists all Registered Intellectual Property Rights owned by, filed in the name of, applied for by, or subject to a valid obligation of assignment to any of the Acquired Companies as of the date of this Agreement (“Acquired Company Registered Intellectual Property Rights”) and lists any actual or threatened proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (“PTO”) or equivalent authority anywhere in the world) related to any of the Acquired Company Registered Intellectual Property Rights as of the date of this Agreement. For each item of Acquired Company Registered Intellectual Property Rights, Section 2.15(b) of the Company Letter identifies if the item of Acquired Company Registered Intellectual Property Rights is not owned exclusively by any of the Acquired Companies.

          (c) To the Knowledge of the Company, as of the date of this Agreement, each item of Acquired Company Registered Intellectual Property Rights, other than pending applications, is valid and subsisting. No item of Acquired Company Registered Intellectual Property Rights that consists of a pending Patent application fails to identify all pertinent inventors. Except as set forth in Section 2.15(c) of the Company Letter, no item of Acquired Company Registered Intellectual Property Rights has been abandoned, withdrawn, or permitted to lapse. All necessary registration, maintenance, and renewal fees in connection with Acquired Company Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with Acquired Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the Acquired Company Registered Intellectual Property

Rights. Except as set forth on Section 2.15(c) of the Company Letter, and except for any actions prompted by acts of Governmental Bodies or by potentially infringing acts of third parties of which the Company does not have Knowledge, after due consultation with employees and/or third party agents of Company responsible for the administration of such Acquired Company Registered Intellectual Property, as of the date of this Agreement, there are no actions that must be taken by any of the Acquired Companies within one hundred eighty (180) days of July 12, 2003, including the payment of any registration, maintenance or renewal fees or the filing of any responses to PTO actions, documents, applications, or certificates for the purposes of obtaining, maintaining, perfecting, or preserving or renewing any Acquired Company Registered Intellectual Property Rights. Except as set forth on Section 2.15(c) of the Company Letter, in each case in which an Acquired Company has acquired any Intellectual Property Right from any Person used in or necessary for the conduct of the Acquired Company Business, such Acquired Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in the Intellectual Property Rights (including the right to seek past and future damages) to such Acquired Company.

          (d) Except as set forth in Section 2.15(d) of the Company Letter, as of the date of this Agreement, the Company does not have Knowledge of information, materials, facts, or circumstances that would constitute prior art or that would render any of the Acquired Company Registered Intellectual Property Rights invalid or unenforceable. No Acquired Company has misrepresented, or failed to disclose, or knows of any misrepresentation or failure to disclose, any fact or circumstances in any application for any Acquired Company Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to the application or that would otherwise, as a matter of law, cause any Acquired Company Registered Intellectual Property Right to be rendered unenforceable.

          (e) Except as set forth in Section 2.15(e) of the Company Letter, each item of Acquired Company Intellectual Property owned or exclusively licensed by an Acquired Company is free and clear of any license grants or other Liens, except for Permitted Liens and: (i) non-exclusive software licenses granted to end-user customers in written Contracts for end-user customer use of Acquired Company Products provided to the end-user customer by an Acquired Company in the Ordinary Course of Business; (ii) any additional non-exclusive licenses implied by law to end-user customers for use of Acquired Company Products; and (iii) any rights retained by the owner of any Acquired Intellectual Property that is exclusively licensed to an Acquired Company. Except as set forth in Section 2.15(e) of the Company Letter (which will distinguish between nonexclusive and exclusive licenses), the Acquired Companies are the exclusive owners of all Acquired Company Intellectual Property. The Acquired Companies have the sole and exclusive right to bring actions for management or unauthorized use of the Acquired Company Intellectual Property owned or exclusively licensed by such Acquired Companies (including the right to seek past and future damages). Except as set forth in Section 2.15(e) of the Company Letter, no item of Acquired Company Intellectual Property owned or exclusively licensed by an Acquired Company is subject to any offer or commitment to offer, arising from participation in any technical standards consortium or other standards body, to license such Acquired Company Intellectual Property.

          (f) Except as set forth on Section 2.15(f) of the Company Letter, all Acquired Company Intellectual Property used in or necessary to the conduct of the Acquired Company Business as presently conducted and all Acquired Company Products were created solely by either

(i)  employees of the Acquired Companies acting within the scope of their employment or (ii) by third parties who have validly and irrevocably assigned all of their rights in such Acquired Company Intellectual Property, including all Intellectual Property Rights, to an Acquired Company, and no third party owns or has any such rights to any of the Acquired Company Intellectual Property. Section 2.15(f) of the Company Letter lists all Acquired Company Intellectual Property that the Company expects to be used in or necessary to the conduct of the Acquired Company Business as currently contemplated to be conducted by the Acquired Companies within the six (6) month period immediately following the date of this Agreement, but that is not owned or licensed by the Acquired Companies as of the date of this Agreement.

          (g) The Acquired Companies have taken steps that are reasonably required to protect the Acquired Companies’ Intellectual Property Rights in confidential information or proprietary information owned or exclusively licensed by Acquired Companies or provided by any other Person to an Acquired Company under an obligation of confidentiality. Without limiting the foregoing, each of the Acquired Companies has, and enforces, a policy requiring each employee to execute, prior to commencing employment, a proprietary information, confidentiality, and assignment agreement, substantially in the form attached as Section 2.15(g) of the Company Letter (the “Company Proprietary Information Agreement”), and all current and former employees of the Acquired Companies executed the Company Proprietary Information Agreement prior to commencing employment. The Company Proprietary Information Agreement is sufficient to vest in an Acquired Company title to all Technology and related Intellectual Property Rights created by an employee within the scope of employment with the Acquired Company. No Acquired Company is in material breach of the terms of any of the foregoing agreements and, to the Company’s Knowledge, no other party to any such agreement is in material breach of the Company Proprietary Information Agreement.

          (h) Except as set forth on Section 2.15(h) of the Company Letter, no Acquired Company has transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Right that is Acquired Company Intellectual Property owned or exclusively licensed by such Acquired Company, or any Acquired Company Products or portion thereof, to any other Person.

          (i) Except as set forth on Section 2.15(i) of the Company Letter, Acquired Company Intellectual Property constitutes all the Intellectual Property Rights used in or necessary to the conduct of the Acquired Company Business as it is currently conducted.

          (j) The Contracts listed in Section 2.15(j) of the Company Letter are all written Contracts to which any of the Acquired Companies is a party pursuant to which any Acquired Company acquires rights to the Acquired Company Intellectual Property. Except as set forth in Section 2.15(j) of the Company Letter, Acquired Company is not in material breach of any of the foregoing Contracts and, to the Company’s Knowledge, no other party to any Contract is in material breach of the foregoing Contracts.

          (k) Except as set forth on Section 2.15(k) of the Company Letter, and except for mass-market licenses for software that is both not incorporated into the Acquired Company Products and not used in the manufacture of the Acquired Company Products, no Person, who has licensed to any of the Acquired Companies any Technology used in the Acquired Company Business or any Acquired Company Intellectual Property, has ownership rights, license rights, or any other claim to improvements made by such Acquired Company to such Technology or Acquired Company Intellectual Property.

          (l) Section 2.15(l) of the Company Letter lists all written Contracts between any of the Acquired Companies and any other Person under which any of the Acquired Companies has, with respect to any infringement or misappropriation of the Intellectual Property Rights of any third-party Person, either: (i) made a representation or warranty; (ii) agreed to, or assumed, any obligation or duty to defend, indemnify, reimburse, or hold harmless any Person; or (iii) assumed or incurred any other obligation or liability. No Acquired Company is currently discharging, or has been called upon to discharge, any such obligation or liability.

          (m) Except as set forth on Section 2.15(m) of the Company Letter, the Acquired Company Business as conducted in the past has not, or as currently conducted does not, or as contemplated to be conducted by the Acquired Companies will not to the extent conducted by Parent in the same manner following the Closing, infringe or misappropriate any Intellectual Property Right of any Person, violate any right to privacy or publicity of any Person, violate any moral rights of any Person, or constitute unfair competition or trade practices. Except as set forth on Section 2.15(m) of the Company Letter, and except for any infringement that arises only as a result of a network-level combination of the Acquired Company Products with equipment not provided by an Acquired Company to the extent there exist substantial non-infringing uses for such Acquired Company Products apart from such combination, the use of any or all Acquired Company Products has not, does not, and will not, infringe or misappropriate any Intellectual Property Right of any Person.

          (n) Except as set forth on Section 2.15(n) of the Company Letter, no Acquired Company has received notice of any claim, or any basis for any claims, that the operation of the Acquired Company Business or any Acquired Company Products infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction.

          (o) There are no Contracts between any of the Acquired Companies and any other Person with respect to Acquired Company Intellectual Property under which there is any material dispute regarding the scope of the Contract or regarding performance under the Contract.

          (p) Except as set forth on Section 2.15(p) of the Company Letter, to the Knowledge of the Company, no person is infringing or misappropriating any Acquired Company Intellectual Property owned or exclusively licensed by an Acquired Company.

          (q) No Acquired Company Intellectual Property owned or exclusively licensed by the Acquired Companies or any Acquired Company Products is subject to any proceeding or outstanding decree, order, judgment or settlement agreement, or stipulation that restricts in any manner its use, transfer, or licensing by the Acquired Companies or affects the validity, use, or enforceability of such Acquired Company Intellectual Property. To the Knowledge of the Company, no Acquired Company Intellectual Property or Acquired Company Products is subject to any outstanding decree, order, judgment or settlement agreement, or stipulation that restricts in any manner its use, enforcement, transfer, or licensing by the Acquired Companies as authorized by the Contracts identified in Section 2.15(j) of the Company Letter.

          (r) No (i) Acquired Company Products or publications, (ii) material published or distributed by any Acquired Company, or (iii) conduct or statement of any Acquired Company constitutes obscene material, a defamatory statement or material, false advertising, or otherwise violates in any material respect any applicable law or regulation.

          (s) All Acquired Company Intellectual Property owned or exclusively licensed by an Acquired Company is fully transferable, alienable, or licensable without restriction and without payment of any kind to any third party. Except as set forth in the Contracts identified in Section 2.15(j) of the Company Letter, all Acquired Company Products are fully transferable, alienable, or licensable by the Acquired Companies, without restriction and without payment of any kind to any third party.

          (t) Except as disclosed in Section 2.15(t) of Company Letter, neither this Agreement nor the completion of the transactions contemplated by this Agreement, including the assignment to Parent, by operation of law or otherwise, of any Contracts to which the Acquired Companies are parties, will result in (i) any Acquired Company or Surviving Corporation granting to any third party any right to any Technology or Intellectual Property Right owned by, or licensed to, the Acquired Companies or Surviving Corporation, which right would not have been granted in the absence of this Agreement or the completion of the transactions contemplated hereby, (ii) any Acquired Company or Surviving Corporation becoming bound by, or made subject to, any non-compete or other restriction on the operation or scope of their respective businesses to which any Acquired Company or Surviving Corporation, as applicable, would not have been bound or subject to in the absence of this Agreement or the completion of the transactions contemplated hereby, or (iii) any Acquired Company or Surviving Corporation being obligated to pay any royalties or other amounts to any third party in excess of those payable by the Acquired Company or Surviving Corporation, respectively, prior to the Closing in the absence of this Agreement or the completion of the transactions contemplated hereby.

          (u) Except as disclosed in Section 2.15(u) of the Company Letter, there are no material design defects in any Acquired Company Products. Except as disclosed in Section 2.15(u) of the Company Letter (i) each individual version, model and line of the Acquired Company Products will operate substantially in conformance with all material specifications for such version, model or line; and (ii) to the Knowledge of the Company, each such version, model or line is free from material systemic defects.

          (v)  Except as set forth in Section 2.15(v) of the Company Letter, no government funding, facilities, or resources of a university, college, other educational institution or research center or funding from third parties were used in the development of Acquired Company Products or Acquired Company Intellectual Property, and no Governmental Body, university, college, other educational institution, or research center has any claim or right in or to Acquired Company Intellectual Property owned or exclusively licensed by an Acquired Company or to any Acquired Company Products. Except as set forth in Section 2.15(v) of the Company Letter, to the Knowledge

of the Company, no current or former employee of any of the Acquired Companies who contributed to the creation or development of any Acquired Company Intellectual Property has performed services for the government, a university, college or other educational institution, or a research center, during a period of time during which the employee was also performing services for such Acquired Company. Except as set forth in Section 2.15(v) of the Company Letter, neither Acquired Company Intellectual Property owned or exclusively licensed by the Acquired Companies nor any Acquired Company Product has been licensed or otherwise provided to a Governmental Body, nor does any Acquired Company have any current obligation to license or assign an Acquired Company Product or other Acquired Company Intellectual Property to any Governmental Body.

          (w) Section 2.15(w) of the Company Letter sets forth all software that is distributed as “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards Source License (SISSL) and the Apache License) used by the Acquired Companies in the conduct of the Acquired Company Business (“Open Source Materials”). Section 2.15(w) of the Company Letter describes the manner in which these Open Source Materials were used, including whether and how the Open Source Materials were modified or distributed by the Acquired Companies. Except as set forth in Section 2.15(w) of the Company Letter, no Acquired Company has (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Acquired Company Products, any Acquired Company Intellectual Property owned or exclusively licensed by the Acquired Company, or any Acquired Company Intellectual Property that otherwise comprises non-Open Source Materials portions of Acquired Company Intellectual Property; (ii) distributed Open Source Materials in conjunction with any Acquired Company Products, any Acquired Company Intellectual Property owned or exclusively licensed by the Acquired Company, or any Acquired Company Intellectual Property that otherwise comprises non-Open Source Materials portions of Acquired Company Intellectual Property; or (iii) used Open Source Materials in a manner that grants, or purports to grant, to any third party, any rights or immunities under any Acquired Company Products, any Acquired Company Intellectual Property owned or exclusively licensed by the Acquired Company, or any Acquired Company Intellectual Property that otherwise comprises non-Open Source Materials portions of Acquired Company Intellectual Property (including, but not limited to, requiring that any such Acquired Company Products or such Acquired Company Intellectual Property be (1) disclosed or distributed in source code form, (2) licensed for the purpose of making derivative works, or (3) redistributable at no charge).

          (x) Except as set forth in Section 2.15(x) of the Company Letter, the Acquired Company Intellectual Property and Acquired Company Products do not contain any computer code that (i) is designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetical disruptions or distortions, the operation of the Acquired Company Intellectual Property or Acquired Company Products (e.g., viruses or worms); (ii) is designed to disable the Acquired Company Intellectual Property or Acquired Company Products or any computer system or impair in any way their operation based on the elapsing of a period of time, the exceeding of an authorized number of copies, or the advancement to a particular date or other numeral (e.g., time bombs, time locks, or drop dead devices); (iii) would permit any Acquired Company or any third party to access the Acquired Company Intellectual Property or Acquired Company Products or any computer system (e.g., traps, access codes, or trap door devices); or (iv) would permit any Acquired Company or any third party to track, monitor, or otherwise report the operation and use of the Acquired Company Intellectual Property or Acquired Company Products.

          (y) Except as disclosed in Section 2.15(y) of Company Letter, Acquired Company nor any Person acting on its behalf has disclosed or delivered to any third-party Person (other than employees and independent contractors operating for such Acquired Company’s benefit), or permitted the disclosure or delivery to any escrow agent or other third-party Person (other than employees and independent contractors operating for the Acquired Company’s benefit) of, any source code portion of the Acquired Company Intellectual Property owned or exclusively licensed by the Acquired Company or Acquired Company Products. Except as disclosed in Section 2.15(y) of Company Letter, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery of any source code portion of the Acquired Company Intellectual Property owned or exclusively licensed by the Acquired Company to any third-party Person (other than employees and independent contractors operating for such Acquired Company’s benefit). No Acquired Company nor any Person acting on its behalf has disclosed or delivered to any third-party Person (other than employees and independent contractors operating for such Acquired Company’s benefit) any Trade Secrets without a legal obligation to maintain the confidentiality of such Trade Secrets, wherein such legal obligation is memorialized in a written Contract identified in Section 2.21 of the Company Letter.

     2.16 Availability of Assets and Legality of Use. The assets owned, leased or licensed by the Acquired Companies constitute all the assets used in their businesses (including, but not limited to, all books, records, computers and computer programs and data processing systems) and are in good condition (subject to normal wear and tear and immaterial impairments of value and damage) and serviceable condition and are generally suitable for the uses for which intended. There are no material services provided by any of the stockholders of, or holders of ownership interests in, any Acquired Company or any of their Affiliates to the Acquired Companies utilizing either (i) assets not owned by the Acquired Companies as of the Effective Time or (ii) Persons not employed by the Acquired Companies.

     2.17 Real Property. No Acquired Company owns any real property or holds any option to acquire any real property.

     2.18 Real Property Leases. Section 2.18 of the Company Letter sets forth a list and brief description of each lease or similar agreement under which each Acquired Company is lessee of, or holds or operates, any real property owned by any third Person (the “Leased Real Property”). Each of the Acquired Companies has the right to quiet enjoyment of all the real property described in such Section of which it is the lessee for the full term of each such lease or similar agreement (and any related renewal option) relating thereto, and the leasehold or other interest of the Acquired Company in such real property is not subject or subordinate to any Lien except for Permitted Liens. Complete and correct copies of each such lease or similar agreement has been delivered by the Company to Parent.

     2.19 Personal Property Leases. Section 2.19 of the Company Letter contains a brief description of each lease or other agreement or right, whether written or oral, under which each Acquired Company is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third party, except for any such lease, agreement or right that is terminable by the Acquired Company without penalty or payment on notice of 30 days or less, or which involves the payment by the Acquired Company of rentals of less than $25,000 per year.

     2.20 Title to Assets. Each of the Acquired Companies has good title to all of its assets and properties, free and clear of all Liens, except for Permitted Liens.

     2.21 Contracts. Except as set forth in Section 2.21 of the Company Letter, no Acquired Company is a party to or bound by:

               (i) any Contract for the purchase, sale or lease of assets or properties other than in the Ordinary Course of Business;

               (ii) any Contract for the purchase of goods or raw materials requiring one or more payments by it in excess of $100,000;

               (iii) any Contract for the sale of goods or services involving one or more payments in excess of $100,000;

               (iv) any Contract relating to the marketing, distribution or manufacturing of products, services, processes or technology, or any OEM contract;

               (v) any Contract with respect to Technology or Intellectual Property Rights other than Contracts for the purchase or licensing of shrink-wrap, off-the-shelf software not involving the payment of more than $25,000 in the aggregate;

               (vi) any guarantee of the obligations or liabilities of its Affiliates, customers, suppliers, Employees, or any other Persons;

               (vii) any Contract which provides for, or relates to, the incurrence by it of debt for borrowed money or the extension of credit by it to any other Person;

               (viii) any Contract or understanding with a third party that restricts it from carrying on its business at any time with respect to any class of customers, any products or services or in any geographic area in the world;

               (ix) any Contract which provides for, or relates to, any confidentiality arrangement entered into in connection with any possible business combination involving such Acquired Company, or any non-competition arrangement with any Person, including any of such Acquired Company’s current or former officers or employees;

               (x) any Contract or group of related Contracts for capital expenditures in excess of $100,000 for any single project or related series of projects;

               (xi) any partnership, joint venture or other similar arrangement or Contract involving a sharing of profits or losses;

               (xii) any Contract which involves payments or receipts by it of more than $100,000;

               (xiii) any employment or consulting Contract other than the Company Proprietary Information Agreement;

               (xiv) any Contract pursuant to which it has any ownership interest in, or has any obligation or commitment to obtain any ownership interest in, any corporation, partnership, joint venture or other business enterprise;

               (xv) any agreement in settlement of pending or threatened litigation entered into prior to the date of this Agreement;

               (xvi) any Contract of indemnification or any guaranty other than any Contract of indemnification entered into in connection with the sale, license, distribution and development of software products and advertising in the Ordinary Course of Business;

               (xvii) any Contract with any of its Affiliates, stockholders or any Affiliates of its stockholders (other than the Acquired Companies);

               (xviii) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its Employees;

               (xix) any collective bargaining agreement;

               (xx) any executory Contract under which it has advanced or loaned any amount to any of its Employees; and

               (xxi) any executory Contract pursuant to which it is obligated to provide maintenance, support or training for its services or products.

     2.22 Status of Contracts. Except as set forth in Section 2.22 of the Company Letter, each of the Contracts listed or described in Section 2.21 (collectively, the “Acquired Company Agreements”) constitutes a valid and binding obligation of the Acquired Company which is a party to such Acquired Company Agreement and, to the Knowledge of the Company, the other parties thereto, and is in full force and effect as of the date of this Agreement and (except for those Acquired Company Agreements which by their terms will expire prior to the Effective Time or are otherwise terminated prior to the Effective Time in accordance with the provisions thereof) will be in full force and effect immediately prior to the Effective Time. Each of the Acquired Companies has fulfilled and performed in all material respects its obligations under each of the Acquired Company Agreements, and no Acquired Company is in, or to the Company’s Knowledge, is alleged to be in, breach or default under, nor, to the Knowledge of the Company, is there alleged to be any basis for termination of, any of the Acquired Company Agreements and, to the Knowledge of the Company, no other party to any of the Acquired Company Agreements has breached or defaulted thereunder, and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by the Acquired Company or, to the Knowledge of the Company, by any such other party. Complete and correct copies of each of the Acquired Company Agreements have heretofore been delivered or made available to Parent.

     2.23 Insurance. Each of the Acquired Companies maintains the policies of fire and casualty, liability (general, products and other liability), workers’ compensation and other forms of insurance and bonds set forth in Section 2.23 of the Company Letter (the “Insurance Policies”). The Company shall cause the Acquired Companies to keep such insurance or comparable insurance in full force and effect through the earlier of the Effective Time or the termination of this Agreement in accordance with its terms. Each of the Acquired Companies has complied with such insurance policies and has not failed to give any notice or to present any claim thereunder in a due and timely manner and each such policy is in full force and effect. There is no claim by the Acquired Companies pending under any of the Insurance Policies nor any claims as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

     2.24 Section 2115. The Company is subject to the provisions of the California Corporations Code pursuant to Section 2115 thereof.

     2.25 Required Vote of Company Stockholders. The affirmative votes of the holders of (a) a majority of the outstanding shares of Company Common Stock, (b) the holders of a majority of the outstanding shares of Company Common Stock, Company Preferred A Stock, Company Preferred B Stock and Company Preferred C Stock, voting together as one class and (c) the holders of a majority of the outstanding shares of Company Preferred A Stock, Company Preferred B Stock and Company Preferred C Stock voting together as one class are required to adopt this Agreement. No other vote of the security holders of the Company is required by law, the Company Charter Documents or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby and by the Ancillary Agreements to which the Company is a party.

     2.26 Brokers. Except as set forth in Section 2.26 of the Company Letter, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Acquired Company.

     2.27 Hart-Scott-Rodino. The Company is its own sole “ultimate parent entity” (as defined in 16 C.F.R. § 801.1(a)(3) (1998)).

     2.28 No Shop Provisions. The Company has not violated any of its obligations under the letter of intent between the Company and Parent dated April 9, 2003.

     2.29 Certain Business Relationships with the Company. None of the Acquired Companies’ directors or officers, nor any member of their immediate families, nor any Affiliate of any of the foregoing, owns, directly or indirectly, or has an ownership interest (other than an ownership interest of less than three percent (3%) of the outstanding capital stock of a publicly traded company) in any business (corporate or otherwise) which is a party to, or in any property which is the subject of, any business arrangement or relationship of any kind with an Acquired Company or engages in competition with an Acquired Company.

     2.30 Product Warranty. The technologies or products licensed, sold, leased, and delivered and all services provided by the Acquired Companies have conformed in all material respects with all applicable contractual commitments and all express and implied warranties, and the Acquired Companies have no liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) for replacement or modification thereof or other damages in connection therewith. Parent has been given a copy of the standard terms and conditions of sale, subscription, license or lease for each of the Acquired Companies’ products and services and copies of the Acquired Companies’ standard forms of merchant agreements and professional services agreements. No such product or service is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale, license or lease or beyond that implied or imposed by applicable law.

     2.31 Books and Records. The books of account, minute books, stock record books, and other records of the Acquired Companies, all of which have been made available to Parent, have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The respective minute books of the Acquired Companies contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of the Acquired Companies, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.

     2.32 Accounts Receivable. All accounts receivable of the Acquired Companies that are reflected on the Balance Sheet (collectively, the “Accounts Receivable”) represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. There is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable. Section 2.32 of the Company Letter contains a complete and accurate list of all Accounts Receivable as of April 30, 2003, which list sets forth the aging of such Accounts Receivable.

     2.33 Inventory. From the Balance Sheet Date, to the Knowledge of the Company, no event (including the passage of time) has occurred that could reasonably require the Company pursuant to GAAP to revalue any of its assets, including writing down the value of capitalized inventory.

     2.34 Employees.

          (a) Section 2.34 of the Company Letter contains a complete and accurate list of the following information for each employee or director of the Acquired Companies as of April 30, 2003, including each employee on leave of absence or layoff status: employer; name; job title; current compensation paid or payable and any change in compensation since the Balance Sheet Date; vacation accrued; and service credited for purposes of vesting and eligibility to participate under any Company Employee Plan.

          (b) Section 2.34 of the Company Letter contains a list, and the Company has heretofore provided to Parent a true and complete copy, of all (i) severance, employment and consulting agreements with employees and consultants of the Acquired Companies and each of their ERISA Affiliates and (ii) severance programs and policies of the Acquired Companies and each of their ERISA Affiliates with or relating to their employees.

     2.35 Termination of Certain Agreements. Immediately prior to or at the Effective Time, that certain amended and restated Investors’ Rights Agreement dated September 8, 2000 by and among the Company and the Investors identified on Exhibit A thereto will terminate and no provision of any such agreement shall in any way apply to (and no rights thereunder of any party thereto shall in any way be affected by) either the execution of this Agreement or the consummation of the Merger.

     2.36 Indemnification Obligations. The Company has no Knowledge of any action, proceeding or other event pending or threatened against any officer or director of any Acquired Company which would give rise to any indemnification obligation of such Acquired Company to its officers and directors under its Organizational Documents or any agreement between the Acquired Company and any of its officers or directors.

     2.37 Representations Complete. Neither any of the representations or warranties made by the Company in this Agreement, nor any statements made in any exhibit, schedule or certificate furnished by the Company pursuant to this Agreement contains as of the date of this Agreement any untrue statement of a material fact.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant to the Company as follows:

     3.1 Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Parent or Merger Sub. Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

     3.2 Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of each of Parent and

Merger Sub, subject to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement and the Ancillary Agreements to which it is a party and that have been executed and delivered contemporaneously with this Agreement, have been duly executed and delivered by each of Parent and Merger Sub. Assuming the due authorization, execution and delivery by the other Parties hereto and thereto and the validity and binding effect hereof and thereof on the other Parties hereto and thereto, this Agreement and the Ancillary Agreements to which it is a party constitute valid and binding obligations of each of Parent and Merger Sub enforceable against it in accordance with their respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

     3.3 No Violation; Consents and Approvals.

          (a) The execution and delivery by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which they are parties and the performance by Parent and Merger Sub of their respective obligations pursuant hereto and thereto will not (with or without notice or lapse of time, or both) conflict with or result in any violation of any provision of (i) the Organizational Documents of Parent or Merger Sub, or (ii) any Legal Requirement applicable to Parent or Merger Sub or any of their respective properties or assets other than compliance with the requirements set forth in Section 3.3(b) below, (iii) any Contract applicable to Parent or any of its properties or assets, or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its properties or assets, other than in the case of clauses (i), (ii), (iii) and (iv) any such violation, default, right of termination, cancellation or acceleration or Lien that individually or in the aggregate would not impair in any material respect the ability of Parent to perform its obligations under this Agreement, or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

          (b) No filing or registration with, or authorization, consent or approval of, any Governmental Body is required by or with respect to Parent or Merger Sub in connection with the execution and delivery by each of Parent or Merger Sub of this Agreement or the Ancillary Agreements to which it is a party or is necessary for the consummation by each of Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements to which it is a party, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (ii) applicable requirements, if any, of U.S. federal securities laws, Blue Sky Laws and the Nasdaq Stock Market, (iii) such filings, authorizations, orders or approvals as may be required under the HSR Act, if any, (iv) applicable requirements, if any, under foreign laws and (v) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Parent, materially impair the ability of Parent or Merger Sub to perform its obligations hereunder or under the Ancillary Agreements, or prevent the consummation of any of the transactions contemplated hereby or thereby.

     3.4 SEC Documents and Other Reports. Parent has filed all documents required to be filed by it with the SEC since December 27, 2002 (the “Parent SEC Documents”). As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be and, at the respective times they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected in a subsequently filed Parent SEC Document prior to the date hereof. The consolidated financial statements (including, in each case, any notes thereto) of Parent included in the Parent SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

     3.5 Actions and Proceedings. As of the date of this Agreement, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the Knowledge of Parent, threatened against Parent or any of its properties, assets or business relating to the transactions contemplated by this Agreement and the Ancillary Agreements. Except as set forth in the Parent SEC Documents, to the Knowledge of Parent (a) as of the date of this Agreement there are no standing orders, judgments, injunctions, awards or decrees of any Governmental Body against or involving any of the present or former directors, officers, employees, consultants, agents or stockholders of Parent and (b) as of the date of this Agreement there are no actions, suits, or claims, or legal, administrative or arbitration proceedings or investigations pending or threatened against or involving any of the present or former directors, officers, employees, consultants, agents or stockholders of Parents, in each case where it is reasonably likely that such order, judgment, injunction, award or decree, or such action, claim, suit, claim, proceeding or investigation, would adversely affect Parent’s ability to consummate the transactions contemplated by this Agreement.

     3.6 Information Statement. None of the information supplied or to be supplied by Parent for inclusion in the Information Statement shall, on the date it is first mailed to the Company Stockholders, at the time of the Stockholder Meeting or at the Effective Time, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of circumstances under which they are made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholder Meeting which has become misleading. If at any time prior to the Effective Time, any event relating to Parent or any of its Affiliates, officers or directors should be discovered by Parent which should be set forth in a supplement to the Information Statement, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in the Information Statement.

ARTICLE IV
CONDUCT PRIOR TO CLOSING; NONSOLICITATION

     4.1 Conduct of Business of the Company. Subject to Section 4.3, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company agrees (except to the extent that Parent shall otherwise consent in writing) to, and will cause each Acquired Company to, carry on its business in the Ordinary Course of Business, pay its debts and Taxes when due, pay or perform their respective other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it. In addition, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall, and shall cause each Acquired Company to, confer with Parent concerning operational matters of a material nature and otherwise report periodically to Parent concerning the status of such Acquired Company’s business, operations and finances. Subject to Section 4.3, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company will not, and will not permit any Acquired Company to, without the prior consent of Parent, take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 2.7 is likely to occur.

          In addition, except as permitted by the terms of this Agreement or as specifically set forth in Section 4.1 of the Company Letter or Section 4.3, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not, nor shall the Company permit any Acquired Company to, do any of the following:

          (a) Amend or otherwise modify (or agree to do so), except in the Ordinary Course of Business, or violate the terms of, any of the Acquired Company Agreements, including any material change in the pricing or royalties charged to the Acquired Company by Persons who have licensed Intellectual Property to such Acquired Company;

          (b) Adopt or amend any employee benefit plan, or enter into any employment contract, extend employment offers, pay or agree to pay any special bonus or special remuneration (cash, equity or otherwise) to any Employee, or increase the salaries, wage rates, fringe benefits or other compensation (including equity-based compensation) payable or to become payable to any Employee (including rights to severance or indemnification of its Employees or the modification of any existing compensation or equity arrangements with such individuals or the change of Vesting terms of any stock options), except in accordance with existing Contracts and as previously disclosed in writing or made available to Parent or as required by this Agreement;

          (c) Commence or settle any lawsuit, or settle any threat of any lawsuit or proceeding or other investigation against it, other than (i) for the routine collection of bills, (ii) in such cases where it, in good faith, determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such a suit, or (iii) to enforce its rights hereunder or under any Ancillary Agreements related hereto;

          (d) Take, or agree in writing or otherwise to take, any of the foregoing actions or any other action that would or could reasonably be expected to prevent the Acquired Companies from performing or cause the Acquired Companies not to perform its covenants hereunder or cause or result in any of its representations or warranties contained herein to be untrue or incorrect.

     4.2 No Solicitation. From and after the date of this Agreement until the earlier to occur of the Effective Time of the Merger or termination of this Agreement pursuant to its terms, the Company will not, and the Company will cause the Acquired Companies and each of their directors, officers, representatives, investment bankers, agents and affiliates not to, and the Company will instruct any other employees of the Acquired Companies not to, directly or indirectly, (a) solicit or encourage submission of any Acquisition Proposal (as defined herein) by any Person, entity or group (other than Parent and its Affiliates, agents, and representatives) or (b) participate in any discussions or negotiations with, or disclose any non-public information concerning any Acquired Company to, or afford access to the properties, books, or records of any Acquired Company, or otherwise assist or facilitate, or enter into any agreement or understanding with, any Person, entity or group (other than Parent and its affiliates, agents, and representatives) in connection with any Acquisition Proposal with respect to any Acquired Company. For purposes of this Agreement, an “Acquisition Proposal” means any proposal or offer relating to (i) any merger or consolidation, any sale, transfer or exclusive license of substantial assets of the Company, or similar transactions involving any Acquired Company, or (ii) any sales or issuances by any Acquired Company of any capital stock, debt or options, warrants or other rights with respect thereto (including in a financing transaction or by way of a tender offer or an exchange offer), other than issuances of Company Stock Options in the Ordinary Course of Business, debt incurred in Ordinary Course of Business, and issuances of Company Capital Stock upon exercise of Company Stock Options and Company Warrants not issued in violation of this Agreement. The Company will immediately cease, and will cause each Acquired Company to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Notwithstanding the foregoing, the Company may, and each Acquired Company and each of its officers, directors, officers, representatives, investment bankers, agents and affiliates may, communicate with a Person that initiates an Acquisition Proposal regarding such Acquisition Proposal solely to the extent necessary to inform such Person that any further communication regarding such Acquisition Proposal is prohibited pursuant to the terms of this Agreement. The Company will within one Business Day of receipt (x) notify Parent if, on or after the date of this Agreement and prior to the Effective Time or the termination of this Agreement pursuant to its terms, it or any Acquired Company receives any proposal or inquiry or request for information in connection with an Acquisition Proposal or potential Acquisition Proposal and (y) notify Parent of the significant terms and conditions of any such Acquisition Proposal including the identity of the party making or proposing to make an Acquisition Proposal. In addition, from and after the date of this Agreement, until the earlier to occur of the Effective Time of the Merger or termination of this Agreement pursuant to its terms, the Company will not, and will cause each Acquired Company and each of its directors, officers, representatives, investment bankers, agents and affiliates not to, and the Company will instruct any other employees of the Acquired Companies not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any Person, entity or group (other than Parent). The Parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the Parties hereto that Parent shall be entitled to an injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any Acquired Company or any officer, director, agent, representative or affiliate thereof shall be deemed to be a breach of this Agreement by the Company.

     4.3 Financing. Notwithstanding anything to the contrary in this Agreement, at any time after the date hereof and prior to the Effective Time, the Company shall, with the prior written consent of the Parent (such consent not to be unreasonably withheld or delayed), be permitted to incur unsecured borrowings, for the purpose of financing the ongoing business operations of the Acquired Companies, from one or more Company Stockholders or their respective affiliates or from unaffiliated third parties (which may include the Parent), in an amount not to exceed $2,500,000 for each month (or portion thereof) commencing July 1, 2003 (“Interim Financing”). Any such Interim Financing, if obtained from one or more Company Stockholders or their respective affiliates, shall be on terms comparable to those available from unaffiliated lenders, and all such Interim Financing shall be due and payable in full, together with accrued and unpaid interest, not later than the Effective Time.

ARTICLE V

ADDITIONAL AGREEMENTS

     5.1 Stock Options and Warrants

          (a) Stock Options. Effective as of the Effective Time, each Lower-Priced Company Stock Option whether or not vested, shall be replaced by Parent. Each Lower-Priced Company Stock Option so replaced by Parent under this Agreement will be substituted with an option granted pursuant to the 2003 Merger and Employment Inducement Stock Option Plan of Parent (a “Replacement Option”). Each Replacement Option will continue to have, and be subject to, equivalent principal terms and conditions as provided in the respective Stock Plan and option agreement governing the Lower-Priced Company Stock Option it replaced, as in effect immediately prior to the Effective Time (including vesting schedules and vesting commencement dates), except that:

               (i) Shares Issuable Upon Exercise. Each Replacement Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the nearest whole share) of (1) the number of shares of Company Common Stock that were issuable upon exercise of such Lower-Priced Company Stock Option immediately prior to the Effective Time, and (2) the Option Exchange Ratio.

               (ii) Option Per Share Exercise Price. The per share exercise price for the shares of Parent Common Stock issuable upon exercise of each Replacement Option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (X) the exercise price per share of Company Common Stock at which such Replacement Option was exercisable immediately prior to the Effective Time by (Y) the Option Exchange Ratio.

               (iii) Each Replacement Option shall be subject to and governed by the administrative terms and provisions of Parent’s 2003 Merger and Employment Inducement Stock Option Plan and the standard form of agreement thereunder; provided, that each Replacement Option shall have the acceleration provisions as set forth in the applicable Company stock option plan and its related standard form of option agreement.

               (iv) Compliance with Section 424 of the Code. In the case of any Lower-Priced Company Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the exercise price of the option, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code.

          (b) Warrants. Effective as of the Effective Time, each Company Warrant whether or not Vested, shall be assumed by Parent (an “Assumed Warrant”). Each Assumed Warrant will continue to have, and be subject to, the same terms and conditions as provided in the respective warrant agreement governing such Company warrant immediately prior to the Effective Time, except that:

               (i) Shares Issuable Upon Exercise. Each Assumed Warrant will be exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the nearest whole share) of (1) the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time, and (2) the Option Exchange Ratio.

               (ii) Warrant Per Share Exercise Price. The per share exercise price for the shares of Parent Common Stock issuable upon exercise of each Assumed Warrant will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (X) the exercise price per share of Company Common Stock at which such Assumed Warrant was exercisable immediately prior to the Effective Time by (y) the Option Exchange Ratio

     5.2 Registration Statement on Form S-8. As soon as practicable, but in no event later than forty-five (45) days after the Closing Date, Parent will file, if available for use by Parent, with the SEC a registration statement on Form S-8 registering that number of shares of Parent Common Stock equal to the maximum number of shares of Parent Common Stock issuable pursuant to the Employee Retention Incentive Program.

     5.3 Stockholder Approval. As promptly as practicable after the execution of this Agreement and at such time as Parent may request, the Company shall prepare and deliver to the Company Stockholders the Information Statement and shall use commercially reasonable efforts, in accordance with Delaware Law and California Law, as applicable, and the Company Charter Documents, to obtain the adoption by the Company Stockholders of this Agreement and the approval by the Company Stockholders of the Merger (the “Company Stockholder Vote”). The Company shall use commercially reasonable efforts to ensure that the stockholder approval is solicited in compliance with Delaware Law and California Law, as applicable, the Company Charter Documents and all other applicable Legal Requirements. The Company agrees to use commercially reasonable efforts and to take all action necessary or advisable to secure the necessary votes required by Delaware Law and California Law to effect the Merger. The Company agrees to submit this Agreement to the Company Stockholders for approval whether or not the Board of Directors of the Company determines at any time subsequent to the date hereof that this Agreement is no longer advisable and recommends that the stockholders of the Company reject it. The Company agrees to deliver to the Company Stockholders and Company Rightholders all notices required to be delivered to them in connection with the Merger.

     5.4 Access to Information. The Company shall afford Parent and its accountants, legal counsel and other representatives reasonable access to, and permit them to make such inspections as they may reasonably require of, during normal business hours during the period from and after the date this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to its terms (a) all of the properties, books, Contracts, employee commitments and records of the Acquired Companies (including the work papers of independent accountants, if available and subject to the consent of such independent accountants) and (b) all other information concerning the business, properties, and personnel of the Acquired Companies as Parent may reasonably request. The Company agrees to, and will cause each Acquired Company to, provide Parent and its accountants, legal counsel and other representatives copies of internal financial statements promptly upon request. In addition, during the period from and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, the Company shall, and will cause each Acquired Company to, and Parent shall, furnish promptly to the other Party hereto all information concerning its business, properties and personnel as the other Party may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.5 Confidentiality. The Parties acknowledge that the Company and Parent have previously executed a confidentiality and non-disclosure agreement dated February 12, 2003 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or any other agreement or understanding with respect to the transactions contemplated herein, any party to this Agreement (and any current Employee, representative, shareholder or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided however, that no party shall be permitted to disclose such tax treatment or tax structure to the extent that such disclosure would constitute a violation of federal or state securities laws; and provided further, that for this purpose, (i) the “tax treatment” of a transaction means the purported or claimed federal income tax treatment of the transaction, and (ii)the “tax structure” of a transaction means any fact that may be relevant to understanding the purported or claimed federal income tax treatment of the transaction. For the avoidance of doubt, the parties acknowledge and agree that (x) the tax treatment and tax structure of any transaction does not include the name of any party to a transaction or any sensitive business information (including, without limitation, specific information about any party’s intellectual property or other proprietary assets) unless such information may be related or relevant to the purported or claimed federal income tax treatment of the transaction, and (y) notwithstanding anything to the contrary herein, this Agreement contains no restrictions on the ability of any party to consult with any (or multiple) legal or tax advisors for legal or tax advice (including, without limitation, legal or tax advisors not otherwise involved with the transaction) regarding the tax treatment or tax structure of the transaction, or to disclose the tax treatment or tax structure of the transaction to the federal and state taxing authorities.

     5.6 Public Disclosure. Unless otherwise required by law (including securities laws) or, as to Parent, by the rules and regulations of the Nasdaq National Market, prior to the Effective Time, no disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement shall be made by any Party hereto (other than disclosures to Company Stockholders pursuant to Section 5.3) unless approved by Parent and the Company prior to release, provided that such approval shall not be unreasonably withheld. If any such press release or public announcement is so required by law, the party making such disclosure shall consult with the other party prior to making such disclosure, and the Parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such disclosure that is satisfactory to the Parties.

     5.7 Consents; Notices. The Company shall (i) promptly apply for or otherwise seek and use its commercially reasonable efforts to obtain all consents, waivers and approvals set forth in Sections 2.5 and 5.7 of the Company Letter, (ii) promptly provide all notices set forth in Section 2.5 of the Company Letter, (iii) terminate prior to the Effective Time all Contracts set forth in Sections 2.3(d) and 2.5(a) of the Company Letter which the Company has represented therein shall be terminated, and (iv) obtain the consent of Parent prior to authorizing any expenditures relating to tenant improvements as set forth in Section 2.7(c)(vi) of the Company Letter. The Company shall not take any further action with respect to the matters set forth in Section 2.2(b) of the Company Letter.

     5.8 Warrants. The Company shall use commercially reasonable efforts to terminate Company Warrants prior to the Effective Time.

     5.9 Legal Conditions to the Merger. Each of Parent, Merger Sub and the Company will take all reasonable actions necessary to comply promptly with all Legal Requirements which may be imposed on such Party with respect to the Merger and will promptly cooperate with and furnish information to any other Party hereto in connection with any such requirements imposed upon such other Party in connection with the Merger. Each Party will take all reasonable actions to obtain (and will cooperate with the other Parties in obtaining) any consent, authorization, order or approval of or any registration, declaration or filing with, or an exemption by, any Governmental Body required to be obtained or made by such Party or its subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement; provided, however, that Parent shall not be required to agree to any divestiture by Parent or the Company or any of Parent’s subsidiaries or Affiliates of shares of capital stock or of any business, assets or property of Parent or its subsidiaries or Affiliates or of the Company or its Affiliates or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

     5.10 HSR Regulatory Filings. As soon as reasonably practicable following the execution of this Agreement, the Company and Parent each shall file with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any other applicable jurisdiction. The Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate. Each of the Company and Parent will notify the other promptly upon the receipt of (i) any comments from any officials of the FTC or the DOJ in connection with any filings made pursuant hereto and (ii) any request by any officials of the FTC or the DOJ for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any legal requirements, including the requirements of the HSR Act. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 5.10, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable governmental entity such amendment or supplement. Each of the Company and Parent shall give the other party prompt notice of the commencement or known threat of commencement of any proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, keep the other party informed as to the status of any such proceeding or threat, and in connection with any such proceeding, each of the Company or Parent will permit authorized representatives of the other party to be present at each meeting or conference relating to any such proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such proceeding.

     5.11 Commercially Reasonable Efforts; Additional Documents and Further Assurances. Each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable effects to accomplish the following: (a) the taking of all acts necessary to cause the conditions precedent set forth in Article VI to be satisfied; (b) the obtaining of all necessary consents, approvals or waivers from third parties; (c) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Body vacated or reversed; and (d) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

     5.12 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event of which the Company or Parent, as the case may be, has Knowledge which is likely to cause any representation or warranty of the Company and Parent or Merger Sub, respectively, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (b) any failure of the Company or Parent, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder, and (c) with respect to the Company only, the Company obtaining Knowledge that any party to a Voting Agreement intends to breach such agreement; provided, however, that the delivery of any notice pursuant to this Section 5.12 shall not limit or otherwise affect any remedies available to the Party receiving such notice or affect the representations, warranties, covenants or agreements of the Parties or conditions to the obligation of the Parties under this Agreement.

     5.13 Termination of Certain Benefit Plans. No later than five (5) business days prior to the Closing Date, the Acquired Companies shall provide Parent with evidence that any and all group severance, separation or salary continuation plans, programs or arrangements and any and all plans intended to include a Code Section 401(k) arrangement have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Acquired Companies’ Board of Directors (the form and substance of which resolutions shall be subject to the reasonable review and approval of Parent), unless Parent provides written notice to the Acquired Companies that such Company Employee Plans shall not be terminated. Unless Parent provides such written notice to the Acquired Companies no later than five (5) business days prior to the Closing Date, effective immediately prior to the Effective Time, the Acquired Companies shall terminate such Company Employee Plans. The Acquired Companies also shall take such other actions in furtherance of terminating such plans as Parent may reasonably require.

     5.14 Employee Benefits. From and after the Effective Time, Parent shall provide the employees of the Company who continue their employment with the Surviving Corporation or who become employees of Parent or any subsidiary of Parent (“Continuing Employees”) with substantially similar types and levels of employee benefits as those provided to similarly situated employees of Parent. Without limiting the generality of the foregoing, Parent will, or will cause the Surviving Corporation to, recognize the prior service with the Company of each of the Continuing Employees in connection with all employee benefit plans of Parent or its affiliates in which employees of Parent similarly situated to the Continuing Employees are eligible to participate following the Effective Time, for purposes of eligibility, vesting and levels of benefits, except to the extent that such service credit will result in benefit accrual or the duplication of benefits.

     5.15 Indemnification and Insurance.

          (a) Parent will, or will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to (i) each indemnification agreement listed in Section 5.15 of the Company Letter in effect between the Company and each person who is a director or officer of any of the Acquired Companies immediately prior to the Effective Time and

(ii)  any indemnification provision under the Company Charter Documents as in effect on the date of this Agreement (the persons to be indemnified pursuant to the agreements and provisions referred to in clauses (i) and (ii) of this Section 5.15(a) shall be referred to as, collectively the “Company Indemnified Parties”). The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions with respect to indemnification and exculpation from liability substantially similar to those set forth in the Company Charter Documents as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would materially adversely affect the rights thereunder of any Company Indemnified Party.

          (b) For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to cause to be maintained in effect, for the benefit of all officers and directors of the Acquired Companies prior to the Effective Time, policies of directors’ and officers’ and fiduciary liability insurance providing for such coverages as the Company may determine in its sole discretion prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous to former officers and directors of Company), but only with respect to claims arising from facts or events which occurred at or before the Effective Time.

     5.16 Closing Date Payment Schedule. Immediately prior to the Effective Time, Parent and the Company shall each review and approve and the Company shall execute and deliver a schedule reflecting, as of the Effective Time (i) for each holder of the Company Capital Stock, the number of shares of Company Capital Stock held of record, the aggregate amount of Merger Cash payable to such holder in the Merger (classified as Restricted or Unrestricted), the stock certificate numbers held by each such person and such person’s federal tax identification number to the extent such number is known and (ii) for each holder of Capital Stock Options, the number of shares of the Company Common Stock issuable upon exercise thereof immediately prior to the Effective Time, the number of shares of Parent Common Stock issuable upon exercise thereof following their assumption by Parent (in accordance with Section 5.1(a) (classified as Vested or Unvested) and the per share exercise price thereof upon such assumption and (iii) for each holder of Company Warrants, the number of shares of Company Capital Stock issuable upon exercise thereof immediately prior to the Effective Time, the number of shares of Parent Common Stock issuable upon exercise thereof following their assumption by Parent (in accordance with Section 5.1(b)), and the exercise price thereof per share of Parent Common Stock upon such assumption.

     5.17 Certificate of Status of Foreign Corporation. With respect to each Acquired Company, Parent shall have obtained a Certificate of Status of Foreign Corporation, or other comparable document, from each foreign jurisdiction in which it is qualified to conduct business and which is dated within five (5) Business Days prior to the Closing.

     5.18 Releases. The Releases in the form attached hereto as Exhibit B shall be in full force and effect.

     5.19 Certain Agreements. At or prior to the Effective Time, the Company shall make (and shall be permitted to make) all payments required to be made under the agreements listed on Section 5.19 of the Company Letter.

     5.20 280G Stockholder Approval. The Company shall submit to the Company Stockholders for their approval or disapproval, in the manner provided for under the Code and applicable regulations, any payments of cash or sales and purchases of stock or Vesting of Company Stock Options, Company Warrants or other rights to purchase Company Capital Stock or any other benefits that may be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, unless the Company and Parent mutually determine that such amounts are exempt from such treatment under Code Section 280G and the excise tax provided for pursuant to Code Section 4999. The form and substance of any materials provided to the Company’s Stockholders in connection with such a vote shall be subject to the review and approval of Parent.

ARTICLE VI
CONDITIONS TO CLOSING

     6.1 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

          (a) Representations, Warranties and Covenants. The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects (determined without regard to any materiality qualifiers, including Material Adverse Effect) (i) as of the date hereof and (ii) as of the Closing Date, as though made on and as of the Closing Date (provided that in the cases of clauses (i) and (ii) any such representation and warranty made as of a specific date shall be true and correct in all material respects as of such specific date).

          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with each agreement and covenant required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed by a duly authorized officer of Parent and Merger Sub.

          (c) Officer’s Certificate. An executive officer of Parent shall deliver to the Company at the Closing a certificate certifying (i) that conditions specified in Sections 6.1(a) and (b) have been fulfilled, and (ii) the conditions to the obligations of the Company set forth in this Section 6.1 have been satisfied unless otherwise waived in accordance with their terms.

          (d) Stockholder Approval. This Agreement shall have been adopted, and the Merger and the transactions contemplated hereby shall have been approved, by the Company Stockholders by the requisite vote under applicable law and the Company Charter.

          (e) Secretary’s Certificate. Each of Parent and Merger Sub shall have delivered to the Company a copy of (i) the text of the resolutions adopted by the Board of Directors of Parent and Merger Sub authorizing the execution, delivery and performance of this Agreement and the Certificate of Merger and the consummation of all of the transactions contemplated by this Agreement and the Certificate of Merger and (ii) the certificate of incorporation and bylaws of Parent and Merger Sub, along with certificates executed on behalf of each of Parent and Merger Sub by such entity’s corporate secretary certifying to the Company that such copies are true, correct and complete copies of such resolutions, certificate of incorporation, and bylaws, respectively, and that such resolutions, certificate of incorporation and bylaws were duly adopted and have not been amended or rescinded except as has been disclosed to the Company.

          (f) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any Governmental Body seeking any of the foregoing be pending.

          (g) No Order or Illegality. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

          (h) Hart-Scott-Rodino Act. All waiting periods under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby will have been obtained.

          (i) Employee Retention Incentive Program. Parent shall have adopted the Employee Retention Incentive Program in the form attached hereto as Exhibit D (the “Employee Retention Incentive Program”).

     6.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (determined without regard to any materiality qualifiers, including Material Adverse Effect) (i) as of the date hereof and (ii) as of the Closing Date, as though made on and as of the Closing Date (provided that in the cases of clauses (i) and (ii) any such representation and warranty made as of a specific date shall be true and correct in all material respects as of such specific date).

          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with each agreement and covenant required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

          (c) Officer’s Certificate. The chief executive officer of the Company shall deliver to Parent and Merger Sub at the Closing a certificate certifying (i) that the conditions specified in Sections 6.2(a) and (b) have been fulfilled, and (ii) the conditions to the obligations of the Parent and Merger Sub set forth in this Section 6.2 have been satisfied unless otherwise waived in accordance with their terms.

          (d) Stockholder Approval. This Agreement shall have been adopted, and the Merger and the transactions contemplated hereby shall have been approved, by the Company Stockholders by the requisite vote under applicable law and the Company Charter.

          (e) Third Party Consents. Parent shall have been furnished with evidence reasonably satisfactory to it that the Company has obtained the consents, approvals and waivers set forth in Section 6.2(e) of the Company Letter.

          (f) Legal Opinion. Parent shall have received a legal opinion from Cooley Godward, LLP, legal counsel to the Company, in substantially the form attached hereto as Exhibit E.

          (g) No Material Adverse Change. There shall not have occurred any Material Adverse Effect since the date of this Agreement with respect to the Company.

          (h) Termination of Company Investor Rights. Parent shall have been furnished evidence reasonably satisfactory to it that all investor rights granted by the Company to its stockholders and in effect prior to the Closing, including but not limited to rights of co-sale, voting, registration, first refusal, pre-emption, board observation or information or operational covenants, shall have terminated as of the Closing.

          (i) Secretary’s Certificate. The Company shall have delivered to Parent a copy of (i) the text of the resolutions adopted by the Company’s Board of Directors authorizing the execution, delivery and performance of this Agreement and the Certificate of Merger and the consummation of all of the transactions contemplated by this Agreement and the Certificate of Merger, (ii) the text of the resolutions adopted by the Company Stockholders adopting this Agreement and approving the Merger and the transactions contemplated hereby, and (ii) the Company Charter Documents, along with a certificate executed on behalf of the Company by its corporate secretary certifying to Parent that such copies are true, correct and complete copies of such resolutions and such Company Charter Documents, and that such resolutions and Company Charter Documents were duly adopted and have not been amended or rescinded except as has been disclosed to and approved by Parent.

          (j) Certificates of Good Standing. Parent shall have received a long-form certificate of good standing from the Secretary of State of the State of Delaware which is dated within a reasonable period prior to Closing with respect to the Company. With respect to each Company Subsidiary, Parent shall have received a certificate of good standing, or other comparable document, from the jurisdiction in which such Acquired Company is organized and which is dated within a reasonable period prior to the Closing.

          (k) Financial Statements. Parent shall have received from the Company the audited consolidated balance sheet of the Company as of December 31, 2002 and the related audited statements of income, stockholders’ equity and cash flow for the year then ended (the “2002 Audited Financial Statements”).

          (l) FIRPTA Statement. The Company shall have delivered to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

          (m) No Proceedings or Injunctions. No action, suit or proceeding shall be pending before any court of competent jurisdiction or other Governmental Body or before any arbitrator in which it is likely that an unfavorable injunction (preliminary or permanent), judgment, order, decree, ruling or charge will be issued that could (i) prevent, delay or otherwise interfere with the consummation of the Merger or any other transactions contemplated by this Agreement, (ii) cause the Merger or any other transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect materially the right of Parent to control the Acquired Companies following the Effective Time, (iv) affect materially the right of Parent or the Acquired Companies to own the assets of the Acquired Companies (including Acquired Company Intellectual Property) and to operate the Acquired Companies’ respective businesses, or (v) affect in a materially adverse manner the business, assets, liabilities, financial condition or results of operations of the Acquired Companies taken as a whole, and no such injunction (preliminary or permanent), judgment, order, decree, ruling or charge shall be in effect.

          (n) No Order or Illegality. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has caused or could cause any of the effects under clause (i), (ii), (iii), (iv) or (v) of Section 6.2(m) above.

          (o) Hart-Scott-Rodino Act. All waiting periods under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby have been obtained.

ARTICLE VII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ESCROW

     7.1 Survival of Representations, Warranties and Covenants. The representations and warranties of the Company contained in this Agreement, or in any certificate, schedule or other instrument delivered pursuant to this Agreement, shall terminate at 11:59 p.m. California time on the eighteen (18) month anniversary of the Closing Date (the “Escrow Termination Time”). The representations and warranties of Parent and Merger Sub contained in this Agreement, or in any certificate, schedule or other instrument delivered by Parent or Merger Sub pursuant to this Agreement, shall terminate at the effective Time.

     7.2 Escrow Arrangements.

          (a) Escrow Fund. The Escrow Fund shall be available to compensate Parent and its officers, directors, employees, agents, representatives, stockholders, controlling Persons and affiliates, including the Company after the Effective Time (the “Covered Parties”), or any of them, for any losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense relating to such loss, liability, damage, deficiency, cost or expense (hereinafter individually a “Loss” and collectively “Losses”) incurred or suffered by the Covered Parties, or any of them, directly or indirectly, including as a result of claims by third parties, as a result of (i) any breach or inaccuracy of a representation, warranty, covenant or agreement of the Company contained in this Agreement (or in any certificate, schedule or other instrument delivered by the Company pursuant to this Agreement), (ii) any failure by the Company to perform or comply with any covenant required to be performed by it prior to the Effective Time and contained in this Agreement or any Company Ancillary Agreement to which it is a party, (iii) the incurrence by the Company of third party transaction expenses in connection with this Agreement and the Merger, in excess of $8,825,000 (“Excess Transaction Expenses”), (iv) any Excess Appraisal Payments and (v) any of the matters set forth in Sections 7.2(a)-1 and 7.2(a)-2 of the Company Letter (hereinafter individually a “Covered Event” and collectively, the “Covered Events”). Except for claims for equitable relief and claims with respect to fraud solely against the person or persons committing or alleged to have committed such fraud, recovery pursuant to this Section 7.2(a) shall be the sole and exclusive remedy of Parent and Merger Sub for any Covered Event if the Merger contemplated hereby is consummated. If the Merger contemplated hereby is not consummated, nothing in this Agreement shall limit the liability of the Company with respect to the representations, warranties or covenants of the Company contained herein, and nothing in this Agreement shall limit the liability of Parent with respect to the representations, warranties or covenants of Parent contained herein.

          (b) Deposit of Escrow Fund. Promptly after the Closing, the Escrow Cash, without any act of the Escrow Contributors, will be deposited with LaSalle Bank National Association, as escrow agent hereunder, or another institution acceptable to Parent and the Stockholder Representative (the “Escrow Agent”), such deposit of the Escrow Cash to constitute an escrow fund (the “Escrow Fund”) to be governed by the terms set forth herein. The Escrow Agent shall have no duty to confirm or verify the accuracy or correctness of the amount of any Escrow Cash deposited with it hereunder.

          (c) Escrow Period; Distribution upon Termination of Escrow Period.

               (i) Subject to the other provisions of this Section 7.2 the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at the Escrow Termination Time (the “Escrow Period”).

               At the Escrow Termination Time, the Escrow Fund shall terminate with respect to any amounts of Escrow Cash remaining in the Escrow Fund at that time; provided, however, that the Escrow Period and the Escrow Fund shall not terminate with respect to any amount which, in the good faith judgment of Parent, subject to the good faith objection of the Stockholder Representative, is necessary to satisfy any then pending and unsatisfied claims specified in any Officer’s Certificate (as defined below) delivered to the Escrow Agent prior to the fifth (5th) Business Day following the Escrow Termination Time with respect to pending and unsatisfied claims existing prior to such time. Promptly after all such claims have been resolved, the Escrow Agent shall deliver to the Escrow Contributors subject to the provisions of Section 7.2(c)(iii) below, the remaining portion of Escrow Cash, without interest, in the Escrow Fund, if any, not required to satisfy such claims (the “Remaining Portion”).

               (ii) If Escrow Cash that is Restricted is released upon termination of the Escrow Period pursuant this Section 7.2(c)(ii), such Escrow Cash shall be released to Parent to be held by Parent pursuant to the terms of the Stock Restriction Agreement governing such Escrow Cash.

               (iii) Within twenty (20) Business Days following the Escrow Termination Time, Parent will notify the Stockholder Representative and the Escrow Agent in writing of the portion of the Escrow Fund that may be distributed pursuant to this Section 7.2(c) (an “Escrow Distribution Notice”), and the allocation of such distribution. The Stockholder Representative shall have ten (10) Business Days following receipt of such notice from Parent during which to object to the contents thereof by sending written notice of such objection to Parent and to the Escrow Agent. If the Escrow Agent does not timely receive any such written objection from the Stockholder Representative, the Escrow Agent shall distribute Escrow Cash from the Escrow Fund in accordance with the Escrow Distribution Notice and will incur no liability, and shall be fully protected, in relying on such Escrow Distribution Notice and shall have no obligation to take any action until it has received such notice.

          (d) Protection of Escrow Fund.

               (i) The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

               (ii) At the direction in writing of Parent, the Escrow Cash will be invested in money market funds or government securities. In the absence of written instructions from Parent, the Escrow Agent shall invest as soon as reasonably practicable all balances for which it has not received specific written investment direction, including income earned, in the Federated Treasury Obligations Fund. All income earned on the Escrow Cash shall be part of the Escrow Fund, other than distributions to Parent pursuant to Section 1.7(c) hereof.

          (e) Claims for Losses.

               (i) Upon receipt by the Escrow Agent at any time on or before the fifth (5th) Business Day following the Escrow Termination Time of an Officer’s Certificate (as defined below), subject to the last sentence of this Section 7.2(e) and the provisions of Section 7.2(f), the Escrow Agent shall deliver to Parent out of the Escrow Fund, as promptly as practicable, such amount of Escrow Cash as are set forth in the Officer’s Certificate. For purposes hereof, “Officer’s Certificate” means a certificate signed by any officer of Parent and delivered to the Escrow Agent, and such certificate shall (A) state that the Covered Party claiming compensation has paid or incurred or reasonably anticipates that it will have to pay or incur Losses; (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or incurred, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related, and (C) the amount of Escrow Cash to be delivered to Parent in compensation for such Losses. Notwithstanding the foregoing, in no event shall any amounts be paid to any Covered Party out of the Escrow Fund with respect to any Loss that has not yet been paid or incurred, even if Parent has submitted an Officer’s

Certificate indicating that it reasonably anticipates paying or incurring such Loss, it being understood that any such amounts claimed on such Officer’s Certificate shall be held in the Escrow Fund pending final resolution of the claim notwithstanding the passing of the Escrow Termination Time.

               (ii) Deliveries of Escrow Cash pursuant to Section 7.2(e)(i) above shall be made pro rata from the Escrow Fund contributions made by each Escrow Contributor based on the original contributions of Escrow Cash of each Escrow Contributor to the Escrow Fund.

               (iii) With respect to any Escrow Contributor that contributed Escrow Cash that is Restricted, the delivery of Escrow Cash out of the Escrow Fund shall be allocated between Restricted and Unrestricted Escrow Cash in the same proportions as such Escrow Contributor’s entire contribution to the Escrow Fund is then allocated between Restricted and Unrestricted Escrow Cash. With respect to the Escrow Cash that is Restricted, the delivery out of the Escrow Fund shall be allocated among the different portions that Vest at different times in the same proportion as such Escrow Contributor’s entire contribution of Escrow Cash to the Escrow Fund is then allocated among such different portions that Vest at different times.

               (iv) Notwithstanding the foregoing, the Escrow Agent’s sole duty with respect to the delivery of the Escrow Cash hereunder is to deliver the Escrow Cash to Parent or the Stockholder Representative, as the case may be, in accordance with the written instructions provided for in this Section 7.2, and the Escrow Agent has no duty to monitor or enforce compliance with this section, including determining whether or not the Escrow Cash to be released is Restricted.

          (f) Objection to Claims; Resolution of Conflicts. At the time of delivery of any Officer’s Certificate to the Escrow Agent, Parent shall deliver a duplicate copy of such certificate to the Stockholder Representative, and for a period of ten (10) Business Days after such delivery, the Escrow Agent shall make no delivery to Parent of any portion of the Escrow Cash pursuant to Section 7.2(e) with respect to such Officer’s Certificate unless and until the Escrow Agent shall have received written authorization from the Stockholder Representative to make such delivery. After the expiration of such ten (10) Business Day period, the Escrow Agent shall make delivery of the Escrow Cash from the Escrow Fund in accordance with Section 7.2(e); provided, however, that no such payment or delivery may be made until resolution of any objection to the delivery of any Escrow Cash made pursuant to this Section 7.2(f) if the Stockholder Representative shall, in a written statement, make a good faith objection to the claim made in the Officer’s Certificate, and such written objection shall have been delivered to the Escrow Agent prior to the expiration of such ten (10) Business Day period. If the Escrow Agent does not timely receive any such written objection from the Stockholder Representative, the Escrow Agent shall distribute Escrow Cash from the Escrow Fund in accordance with the Officer’s Certificate and will incur no liability, and shall be fully protected, in relying on such Officer’s Certificate. Such failure by the Stockholder Representative to so object shall be an irrevocable acknowledgment by the Stockholder Representative that the Covered Party claiming a Loss or Losses is entitled to the full amount of the claim for Losses set forth in such Officer’s Certificate. If the Stockholder Representative has delivered such a written objection, the Stockholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholder Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by the Stockholder Representative and the Covered Parties and

furnished to the Escrow Agent. Such memorandum shall state the amount of Escrow Cash to be released from the Escrow Fund in connection with such Losses. The Escrow Agent shall be entitled to rely on any such memorandum and distribute the Escrow Cash from the Escrow Fund in accordance with the terms thereof.

          (g) Third Party Claims. In the event Parent becomes aware of a third-party claim which Parent reasonably believes may result in a demand for recovery of Losses, Parent shall notify the Stockholder Representative of such claim, and the Stockholder Representative shall be entitled on behalf of the Escrow Contributors, at its expense, to participate in, but not to determine or conduct, the defense of such claim. Parent shall have the right in its sole discretion to conduct the defense of and settle any such claim; provided, however, that (i) Parent shall first consult with the Stockholder Representative regarding such settlement, (ii) Parent shall not, without the prior written consent of the Stockholder Representative, settle any demand for appraisal of or dissenters rights with respect to Company Capital Stock for an amount that exceeds the amount of Merger Consideration payable pursuant to Section 1.7 to the Company Stockholder making such demand and (iii) except with the consent of the Stockholder Representative, no settlement of any such claim with third-party claimants shall be determinative of whether Parent or any other party is entitled to compensation pursuant to this Article VII or the amount of such compensation, if any. In the event that the Stockholder Representative has consented to any such settlement, the Escrow Contributors shall have no power or authority to object under any provision of this Article VII to the amount of any claim by Parent with respect to such settlement.

          (h) Limitations on Claims from Escrow Fund. The Covered Parties shall not be entitled to recovery of Losses under this Section 7.2 unless and until the Covered Parties have paid or incurred Losses in excess of $500,000 in the aggregate (the “Basket Amount”), in which case the Covered Parties shall be entitled to recover all Losses so identified including the Basket Amount; provided however, that claims for recovery of Losses in respect of any breach of the representations and warranties set forth in Section 2.10, Excess Transaction Expenses, Excess Appraisal Payments and any of the matters set forth in Section 7.2(a)-1 of the Company Letter shall not be subject to the Basket Amount limitation, and such claims shall not count toward satisfaction of the Basket Amount for purposes of other claims for recovery of Losses.

          (i) Escrow Agent’s Duties.

               (i) The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth in Section 1.7(c) hereof and this Section 7.2, and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of Parent and the Stockholder Representative (and which are acceptable to the Escrow Agent), and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties.

               (ii) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the Parties hereto or by any other person, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall be fully protected and shall not be liable to any of the Parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

               (iii) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the Parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

               (iv) The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

               (v) In performing any duties under this Agreement, the Escrow Agent shall not be liable to any person or entity for damages, losses, liabilities, penalties, claims, settlements, judgments, costs or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent (each as may be finally determined by a court of competent jurisdiction). The Escrow Agent shall not incur any liability for any action taken, suffered or omitted in reliance upon any instrument, including any written statement of affidavit provided for in this Agreement that the Escrow Agent shall reasonably believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with legal counsel (whether such counsel shall be regularly retained or specifically employed) in connection with performing the Escrow Agent’s duties under this Agreement and shall be fully protected and shall incur no liability with respect to any action taken, suffered, or omitted to be taken by it in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any Party to this Agreement.

               (vi) If any controversy arises between the Parties to this Agreement, or with any other Party, concerning the subject matter of this Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents and the Escrow Cash and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent’s discretion, may be required, despite what may be set forth elsewhere in this Agreement. In such event, the Escrow Agent will not be liable for damages. Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court all documents and the Escrow Cash held in escrow, except all costs, expenses, charges and reasonable attorney fees incurred by the Escrow Agent due to the interpleader action, which the Parties jointly and severally agree to pay. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

               (vii) The Parties (other than the Escrow Agent) and their respective successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, penalties, claims, settlements, judgments, costs or expenses, including reasonable costs of investigation, counsel fees, including allocated costs of in-house counsel and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of its duties under this Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter, other than those arising out of the gross negligence or willful misconduct of the Escrow Agent (each as may be finally determined by a court of competent jurisdiction). The indemnity provided herein shall survive the termination of this Agreement and the termination and expiration of the Escrow Fund. The costs and expenses of enforcing this right of indemnification shall be paid half by the Parent and half by deduction from the Escrow Fund, unless there are not sufficient moneys remaining in the Escrow Fund, in which case Parent will pay such costs and expenses. The foregoing indemnities in this paragraph shall survive the resignation or substitution of the Escrow Agent or the termination of this Agreement.

               (viii) The Escrow Agent may resign at any time upon giving not fewer than thirty (30) days written notice to the Parent and the Stockholder Representative; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent which shall be accomplished as follows: Parent and the Stockholder Representative shall use their commercially reasonable efforts to mutually agree on a successor escrow agent within thirty (30) days after receiving such notice. If the parties fail to agree upon a successor escrow agent within such time, the Escrow Agent shall have the right to appoint a successor escrow agent authorized to do business in the State of Illinois or to petition a court of competent jurisdiction to appoint a successor escrow agent. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor escrow agent as if originally named as escrow agent. Upon appointment of a successor escrow agent, the Escrow Agent shall be discharged from any further duties and liability under this Agreement. The Escrow Agent shall be paid any outstanding fees and expenses prior to transferring assets to a successor escrow agent

          (j) Fees. All fees of the Escrow Agent for performance of its duties hereunder shall be paid by Parent in accordance with Exhibit F of this Agreement. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement, or if the parties request a substantial modification of its terms (which modification is consented to by the Escrow Agent), or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Fund or its subject matter, the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorney’s fees and expenses occasioned by such default, delay, controversy or litigation.

          (k) Consequential Damages. Anything to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

          (l) Successor Escrow Agents. Any person into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any person resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any person to which substantially all the business of the Escrow Agent in its individual capacity may be transferred, shall be the Escrow Agent thereunder without further act.

     7.3 Stockholder Representative.

          (a) In the event that the Merger is approved, effective upon such vote, and without further act of any Escrow Contributor or Company Rightholder, Kenneth Koenig shall be appointed as the agent and attorney-in-fact, as the Stockholder Representative for and on behalf of the Escrow Contributors, to give and receive notices and communications, to authorize delivery or payment to Parent of Escrow Cash from the Escrow Fund in satisfaction of claims by Parent, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such claims, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Escrow Contributors from time to time upon not less than thirty (30) days prior written notice to Parent and the Escrow Agent; provided, however, that the Stockholder Representative may not be removed unless holders of a two-thirds interest of the Escrow Fund agree to such removal and to the identity of the substituted agent. Upon any change in the Stockholder Representative, such successor Stockholder Representative shall promptly provide the Escrow Agent with a signature specimen. Any vacancy in the position of Stockholder Representative may be filled by the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall not receive compensation for its services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from the Escrow Contributors.

          (b) The Stockholder Representative shall not be liable for any act done or omitted hereunder as the Stockholder Representative while acting in good faith. The Escrow Contributors on whose behalf the Escrow Cash was contributed to the Escrow Fund shall indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any loss, liability or expense incurred without bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholder Representative. After all claims for Losses by Parent set forth in Officer’s Certificates delivered to the Escrow Agent and the Stockholder Representative have been satisfied, or reserved against, the Stockholder Representative, with the consent of the majority in interest in the Escrow Fund, may recover from the Escrow Fund at the end of the Escrow Period payments not yet paid for any expenses incurred in connection with the Stockholder Representative’s representation hereby.

          (c) A decision, act, consent or instruction of the Stockholder Representative pursuant to this Agreement shall be final, binding and conclusive upon the Escrow Contributors and Company Rightholders; and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Escrow Contributors and Company Rightholders. The Escrow Agent and Parent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative and the Escrow Agent and Stockholder

Representative are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of Parent.

          (d) Subject to Parent’s prior claims against the Escrow Fund, the Stockholder Representative shall be entitled to receive payment for its reasonable and documented expenses therefrom, prior to any payments to the Escrow Contributors.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. Except as provided in Section 8.2 below, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing Date:

          (a) by mutual written consent executed and delivered by each party hereto and duly authorized by the Board of Directors of the Company and Parent;

          (b) by either Parent or the Company if: (i) the Closing Date has not occurred by September 30, 2003 as a result of a condition to Closing not having been satisfied prior to such date or otherwise (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill any agreement or covenant required hereunder to be performed by such Party at or prior to the Effective Time has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date and such action or failure constitutes a breach of this Agreement); (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Body that would make consummation of the Merger illegal;

          (c) by Parent if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental Body, which would: (i) prohibit Parent’s or the Company’s ownership or operation of any portion of the business of the Company or (ii) compel Parent or the Company to dispose of or hold separate, as a result of the Merger, any portion of the business or assets of the Company or Parent that would be material to the Company or Parent;

          (d) by Parent if it is not in material breach of its representations, warranties, covenants or agreements under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and as a result of such breach the conditions set forth in Section 6.2(a) or 6.2(b), as the case may be, would not then be satisfied; provided, however, that if such breach is curable by the Company within fifteen (15) days through the exercise of its commercially reasonable efforts, then for so long as the Company continues to exercise such commercially reasonable efforts Parent may not terminate this Agreement under this Section 8.1(d) unless such breach is not cured within fifteen (15) days (but no cure period shall be required for a breach which by its nature cannot be cured); and

          (e) by the Company if it is not in material breach of its representations, warranties, covenants or agreements under this Agreement and there has been a breach of any representation,

warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub and as a result of such breach the conditions set forth in Section 6.1(a) or 6.1(b), as the case may be, would not then be satisfied; provided, however, that if such breach is curable by Parent or Merger Sub within fifteen (15) days through the exercise of its commercially reasonable efforts, then for so long as Parent or Merger Sub continues to exercise such commercially reasonable efforts the Company may not terminate this Agreement under this Section 8.1(e) unless such breach is not cured within fifteen (15) days (but no cure period shall be required for a breach which by its nature cannot be cured).

     8.2 Effect of Termination. Except as set forth in Sections 8.1(d) and 8.1(e), any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (a) as set forth in this Section 8.2 and Article IX (general provisions, including expenses), each of which shall survive the termination of this Agreement, and (b) nothing herein shall relieve any Party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement.

     8.3 Amendment. Except as is otherwise required by applicable law, prior to the Closing, this Agreement may be amended at any time by execution of an instrument in writing signed by Parent and the Company; provided, however, that (i) any amendment that affects the rights, duties or responsibilities of the Escrow Agent set forth in Section 7.2 hereunder may not be amended without the consent of the Escrow Agent, (ii) any amendment that affects the rights, duties or responsibilities of the Stockholder Representative set forth in Section 7.3 hereunder may not be amended without the consent of the Stockholder Representative and (iii) after the adoption of this Agreement by the Company Stockholders, no amendment may be made which reduces the Merger Cash or which effects any changes which would materially adversely affect the Company Stockholders without the further approval of the Company Stockholders.

     8.4 Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other Party hereto, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE IX
GENERAL PROVISIONS

     9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, next day delivery, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Tellabs, Inc.
1415 West Diehl Road
Naperville, IL 60563
Attention: Edward Kennedy
James M. Sheehan
Facsimile No.: (630) 798-3231

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
5300 Carillon Point
Kirkland, Washington 98033
Attention: Mark J. Handfelt, Esq.
Patrick J. Schultheis, Esq.
Facsimile No.: (425) 576-5899

(b) if to the Company or the Stockholder Representative to:

Vivace Networks, Inc.
Worldwide Corporate Headquarters
2730 Orchard Parkway
San Jose, CA 95134
Attention: President
Facsimile No.: (408) 432-3495

with a copy to:

Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155
Attention: Vincent P. Pangrazio, Esq.
Facsimile No.: (650) 849-7400

     9.2 Expenses. In the event that the Merger is not consummated, all fees and expenses incurred in connection with the Merger including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties (“Third Party Expenses”) incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective Party incurring such fees and expenses.

     9.3 Interpretation; Definitions. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

     9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     9.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Company (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other Person (including any of the Company Stockholders or Company Rightholders) any rights or remedies hereunder; provided, however, that the provisions of Section 7.2 are intended for the benefit of the Covered Parties.

     9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     9.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the Parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within DuPage County, State of Illinois in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Illinois for such Persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction, venue and process.

     9.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

     9.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

*****

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

TELLABS, INC.	ESCROW AGENT (with respect to Article VII)

By:	By:

Name: Michael J. Birck	Name:

Title: Chairman & Chief Executive Officer	Title:

VENICE ACQUISITION CORP.

By:

Name: James M. Sheehan

Title: Vice President & Secretary

VIVACE NETWORKS, INC.	STOCKHOLDER REPRESENTATIVE:

By:

Name: Kenneth Koenig	Kenneth Koenig

Title: President & Chief Executive Officer